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02055331

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Koninklijke Wessanen

*CURRENT ADDRESS

PROCESSED OCT 23 2002 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1306 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 10/9/02

Strategy

in

action

Koninklijke Wessanen nv | Annual Report 2001

Passion for wellness

Health
Today's consumer is becoming increasingly aware of health and nutrition. After all, a healthy and varied diet is crucial for staying fit. The growth in health-awareness also has a lot to do with food safety and environmental issues. Hence, the modern consumer is also opting more and more for natural and organic food. Moreover, the quality and taste of organic food has improved greatly in recent years and is steadily acquiring the status of a delicacy.

Convenience and pleasure
Besides health and quality, convenience is also important. The pressures of today's busy lifestyles are prompting us to seek answers to the question: how to get nutritional food conveniently? Conversely, there are moments when cooking and eating can be a true pleasure. This is why we often devote extra care and attention to our meals in our leisure time.

Finding the right balance
All these trends are interconnected. The modern consumer is a blend of different elements and is constantly searching for the right balance between health, pleasure and convenience. This consumer cannot be generally described as a consumer of vegetarian or organic food, but rather as a consumer who buys specialties and convenience food in addition to natural and organic products.

Wellness strategy
This modern consumer lies at the core of our wellness strategy. Wellness represents a balance in nutritional patterns: healthy, tasty, high-quality food that is easy to prepare. Accordingly, our mission is: "To create value by fulfilling the nutritional needs of consumers with a health and quality-conscious lifestyle."

The companies in the Wessanen Group offer these consumers healthy, natural food products and specialties, which we describe as 'wellness food'. Our operations focus on three product groups: organic, natural and vegetarian food; functional and dietetic food and vitamins, minerals and supplements; and ethnic cuisine, delicatessen and specialties.

The market for wellness products is growing, enabling us to continuously expand our operations in this area. We intend to further strengthen our leading positions in these market segments through autonomous growth and targeted acquisitions. We will accomplish this by leveraging our core competencies: marketing and brand policy, distribution services, and production and product innovation.

Strategy in action
Our employees play a key role in the achievement of our strategic ambitions. The success of Wessanen is largely determined by their proactive approach to consumer trends, market developments and business partners. Our corporate culture is therefore characterized by entrepreneurship, open communication and personal development. It forms a productive environment where flexible and dedicated employees can develop their talents.

This annual report outlines the strategic steps we have undertaken in the past year. It also contains contributions from six of our employees, each with their own vision of our strategic ambitions and objectives. It is partly due to employees such as these with their high level of motivation, commitment and expertise that Wessanen has, again in 2001, made great strides in its development. Because what we all have in common is a passion for wellness.

Wessanen in brief

Corporate profile

Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates in the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Mission

We create value by fulfilling the nutritional needs of consumers with a health and quality-conscious lifestyle.

Corporate objectives

- Growth of earnings per share before amortization of goodwill during the coming five years of at least 10% per year on average
- Autonomous growth of sales structurally above market average, strengthened by acquisitions
- Leadership in the wellness sector

Strategic implementation

- Investment in strong brands
- Expansion of the distribution network
- Focus on product innovation

Success factors for the company

- Entrepreneurial spirit
- Value based management
- Coherent structure

The Wessanen organization

Koninklijke Wessanen nv
Executive Board

Corporate staff

Natural & Specialty Foods

Tree of Life North America

- Tree of Life – *United States*
- Gourmet Award Foods – *United States*
- Liberty Richter – *United States*
- Tree of Life/Gourmet Award Foods – *Canada*
- American Beverage Corporation – *United States*

Tree of Life Europe

- Distriborg Groupe – *France/Italy/Spain*
- Corposan – *Germany*
- Boas/Zonnatura – *The Netherlands*
- Natudis (41%) – *The Netherlands*
- Brewhurst – *United Kingdom*
- Wessanen do Brasil – *Brazil*

Cereals

- Dailycer – *United Kingdom/France/The Netherlands*
- Telford Foods – *United Kingdom*
- Delicia – *The Netherlands*

Convenience Food

- Beckers – *The Netherlands/Belgium*
- Beckers KK-Convenience – *Germany*
- Gelderland Frischwaren Gesellschaft – *Germany*

Dairy Europe

- Leerdammer Company – *The Netherlands/Germany/France/Italy*

Strategic achievements

"Investing in brands"
Percentage branded sales core activities


10%
10%
10%
1999
2000
2001

"Expanding distribution"
Development of distribution network: leading positions

1999
2000
2001



"Focus on wellness"
Sales growth core activities

In millions euro


1,380
1,932
1,907
1999
2000
2001

Selection of own brands in 2001

	Organic & natural foods	Functional & dietetic food	Ethnic food, delicatessen & specialties

North America



Tree of life.
SESMARK
Balanced
The Total Nutritional Drink
LOONEY TUNES
Spring Water
HARMONY FARMS
BEVERAGES
Soy
SOYA KAAS
GOURMET AWARD
VENECIA
IMPORTED
KA-ME
FANCIFOOD
PREMIUM GOURMET
Daily's

Europe



BJORG
Evernat
Bonneterre
Le meilleur de la terre
Allos
Gayelord HAUSER
Equilibrance
Vivis
SYMINGTON'S
Dr.Ritter
ROYAL MAID
LEERDAMMER
Breti
Beckers
K-K

Acquired

Net sales 2001

(in percentages)


27.9
72.1

EBITA* 2001

(in percentages)


36.7
63.3

☐ North America
☐ Europe


31.4
56.7
6.1
5.8


18.6
15.1
57.2
9.1

☐ Natural & Specialty Foods
☐ Cereals
☐ Convenience Food
Dairy

in millions euro


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1997**
1998**
1999
2000
2001

in millions euro


200
175
150
125
100
75
50
25
0
1997**
1998**
1999
2000
2001

☐ *dairy*
☐ *core activities*

* *operating result before amortization of goodwill* ** *excluding spirits and wines*

Financial highlights

in millions euro, unless stated otherwise

	2001	2000
Net sales and income figures		
Net sales	**3,967.9**	3,933.8
EBITA[1]	**124.6**	153.8
as a percentage of net sales	**3.1%**	3.9%
EBIT[2]	**120.3**	153.8
as a percentage of net sales	**3.0%**	3.9%
Income from ordinary activities after taxes before amortization of goodwill	**78.5**	98.2
as a percentage of net sales	**2.0%**	2.5%
Extraordinary result after taxes	**164.8**	-
Net income	**239.0**	98.2
as a percentage of net sales	**6.0%**	2.5%
as a percentage of average shareholders' equity	**41.6%**	18.8%
Financing and investments		
Shareholders' equity as a percentage of total assets	**42.3%**	27.1%
EBITDA[3]-interest ratio	**5.5**	5.5
Cash flow from operating activities	**103.6**	139.1
Investments in property, plant and equipment	**85.6**	80.7
Net cash flow from acquisitions and divestments	**605.4**	(167.2)
Employees		
Average number of employees	**17,114**	17,706
Employees outside the Netherlands	**15,980**	16,609
Financial information per share *(in euro)*		
Shareholders' equity	**7.01**	5.57
Income from ordinary activities after taxes, before amortization of goodwill	**0.94**	1.16
Income from ordinary activities after taxes and amortization of goodwill	**0.89**	1.16
Net income	**2.86**	1.16
Diluted earnings	**2.86**	1.15
Dividend (excl. capital payment of EUR 0,92 in 2001)	**0.58**	0.58
Highest price	**14.77**	15.00
Lowest price	**7.76**	9.20
Price as per December 31	**10.00**	13.15
Average number of outstanding shares	**83,560,391**	84,994,539
Number of outstanding shares at year end	**72,588,501**	86,724,613

1 *operating result before amortization of goodwill*
2 *operating result after amortization of goodwill*
3 *operating result before amortization of goodwill and depreciation of property, plant and equipment*

Strategic actions 2002

Branding



Focus on brands, with dedicated brands per channel and segment.

Channels

Out-of-home



Expand in gyms (US) and foodservice (EU) via tailored service programs.

Supermarkets



Increase sales via focused new business development (US). Gain shelf space in main European markets by leveraging company knowledge of the wellness segment.

Specialized stores



Grow profitablility of existing customers via tailormade service concepts and continuous product portfolio improvement. Enhance development and professionalization of specialized stores.

Segments

Organic and natural food



Expand via accelerated growth in organic food.

Functional and dietetic food



Expand product assortment and further develop functional/dietetic brands.

Ethnic food, delicatessen and specialities



Build a coherent branded product portfolio.


26%
30%
39%
1999
2000
2001




392
563
816
1999
2000
2001

Contents

Rick Keefer *Sales Associate*

Working in the store

It's 3:30 a.m. in the Sunshine State when Rick Keefer starts his workday, a time considered by most to be the middle of the night. "I don't have to start work at 3:30 a.m., but I have found that it is beneficial for me to get an early start. The roads are empty, so my drive to the supermarkets is hassle free. In addition, there aren't many grocery shoppers this early in the morning, so I am able to stock the shelves quickly and efficiently."

Rick has been working as a sales associate for the Southeast Division of Gourmet Award Foods for Tree of Life, Inc., for six years. He is responsible for ensuring that more than 4,000 wellness products are available to consumers on a daily basis in four major supermarkets. Through the use of his laptop computer, he places orders onsite to replenish low stock items, bestselling promotional products and makes sure that there is a variety for the consumer to choose from daily.

A 64-feet wellness island

Rick knows that visually appealing stocked shelves and pleasing in-store displays are key in making sales. "Displays attract customer's attention and in large supermarkets, the products that are showcased are usually guaranteed to sell. Since our product line is constantly being expanded with new items, displays are mutually beneficial for the store and us. Therefore, I spend part of my time working with the grocery managers to secure display space."

"We have the same goal, achieving sales. The grocery manager knows that wellness is the fastest growing market and obviously wants to meet consumer demand. Five years ago we had limited shelf space for natural foods and the market was still a niche back then. Now, I have more than 64 feet (20 meters) of aisle space dedicated to wellness products in one of my stores, and another 2,500 products throughout the rest of the store. Supermarkets are one of the largest suppliers of natural and organic foods, and gourmet products."

"In Florida, we have peak times when our products are in higher demand. Winter sales traditionally increase due to northern vacationers, and we experience our highest sales over the holidays, in particular Christmas and Passover. You have to prepare carefully for those weeks by increasing your stock with ethnic foods, party items and baked goods. Last year, we sold 1,000 cases of matzo meals for Passover. It is also important to make extra room for large theme displays that look festive."

"Looking back at this year, I think of September 11. I immediately noticed a decline in sales after that, especially in small packages and luxury items. Slowly sales have reached a respectable level due to our loyal regular customers. I would like to say the gradual increase was solely due to my efforts, but I know that it is the fantastic range of items, the continuous flow of new products, and as long as Chef Emeril Logasse keeps cooking with our products on TV, the sun will certainly keep shining here!"

Gourmet Award Foods Southeast Florida




oSoy
YoBaby
Willow Run

Wessanen's strategic focus is on a strong brand portfolio, expansion of its distribution network and product innovation. This strategy entails fulfilling the nutritional needs of health and quality-conscious consumers with healthy, tasty, high-quality food that is easy to prepare. The best test to effectively measure our strategy ultimately takes place in the store with the consumer's buying choices. Rick Keefer (48) works among the consumers every day as a Sales Associate for Gourmet Award Foods Southeast. It is his responsibility to maximize Tree of Life and Gourmet Award Foods product sales through attractive shelves stocked to capacity and eye-catching displays. He gets up very early in the morning to do this...




BARBARA'S CORN FLAKES
MULTIGRAIN
PUFFINS
Raisin Bran
AZTEC


Rick Thorne
Mac Zondervan
Koos Kramer

Report of the Executive Board

General

The year 2001 was characterized by many far-reaching events and changes. After years of prosperity, economic growth in Europe and the United States has now leveled off. The terrorist attacks of September 11 have left heavy marks on the political, social and economic climate of the world. The direct impact for Wessanen was relatively limited.
Although of a different magnitude, external economic factors such as the increase in milk prices and the effect of livestock diseases had a greater impact.
Besides having to respond appropriately to these developments, for Wessanen 2001 was largely characterized by the further implementation of our wellness strategy. This involved a review of our activity portfolio – underscored by our withdrawal from the dairy operations in the United States and the acquisition of new businesses in the wellness segment – and the adoption of a new, more integrated style of corporate management, driven by one comprehensive wellness strategy. The successful implementation of all these changes meant that management had to devote itself to the planning and execution of these processes. This involved not only careful protection of major financial interests, but also meticulous care and attention to the implications on our employees.
The Executive Board is very satisfied with the way in which current employees and members of former Wessanen companies have adjusted to these transitions. We are especially proud that our organization and employees implemented these major steps efficiently and successfully, while at the same time achieving a net profit from ordinary activities before amortization of goodwill of EUR 78.5 million.

Strategic steps

We can reflect with satisfaction on 2001, having accomplished nearly all planned strategic actions.

Acquisition of 'wellness' companies

In the past year, we acquired several European and North American companies, that fit perfectly into our wellness strategy. The total sales of these companies were approximately EUR 205 million. Thanks to these acquisitions, we now have leading positions in the Canadian, Dutch and Belgian wellness markets, in addition to our existing market leadership in the United States and France. We have also attained a strong position in Germany. Alignment of these companies into integrated units in Europe and North America was started in 2001 and will be continued in the year ahead.

Sale of dairy operations in the United States

The sales process started in November 2000 and was concluded in September 2001, after receipt of approval from the US anti-trust authorities. National Dairy Holdings and Wessanen had reached agreement in April 2001 on the sale of Marigold Foods and Crowley Foods for the sum of USD 400 million.
This deal was concluded against the backdrop of the high-profile merger between the two leaders in the US dairy market, which resulted in more scrutiny by the US anti-trust authorities with regard to all transactions carried out in this sector.

Sale of the participation in Campari

After the Bols companies were sold in 1998, it was clear that this non-strategic participation would eventually be divested. The idea was that an IPO of Campari would afford Wessanen an ideal opportunity to divest this difficult to market minority stake at its fair value.
Intensive discussions with the majority shareholder led to the shareholders' decision to float part of Campari on the Milan stock exchange. This Initial Public Offering (IPO) was successfully implemented in early July 2001 despite a declining stock-exchange climate. We managed to sell almost our entire participation of 35% for EUR 31 per share. The total proceeds of the sale amounted to EUR 300 million, resulting in a book profit of EUR 118 million.
The remaining 1.8% was sold in February 2002. Our share in the Campari results over the first half of 2001 (EUR 11 million) is incorporated in the financial statements.

TOTAL DIVESTMENTS STRONG IMPACT ON RESULTS 2002

Sale of Golden Foods International

Wessanen has had a 51% stake in this Thai producer of chicken products since 1997. At the beginning of 2000 this was increased to 100%. As of that moment, we successfully reorganized the company and turned it into a profit-making enterprise. After a positive EBITA was recorded in 2000, 2001 proved to be a highly successful year with an EBITA of EUR 12 million. This success was partly attributable to favorable developments in the price of poultry.
Though the sale of the company on December 18, 2001, will decrease our 2002 net profit, we believe that this divestment is a positive move for both Wessanen and Golden Foods International (GFI).
Given its exposure to fluctuations in the price of chicken products on the world market and the non-strategic specialist character of the primary processes in the chicken processing industry, GFI no longer fitted within Wessanen. The new Scottish owner,

LEADING POSITIONS ATTAINED IN US AND EUROPE

Grampian Foods, is better equipped to safeguard necessary future investments.

Organization

ONE CENTRAL STRATEGIC VISION

In the past year, the entire Wessanen organization has been focusing on one central strategic vision. Changes were made to our Human Resources policy, information technology, marketing and the supply chain, which have enabled us to combine efforts and operate more efficiently in the various markets. This is underscored by, amongst others, collective procurement agreements, the standardization of IT solutions and the development of Wessanen-wide training programs. In the past year considerable energy has been invested in establishing a European management team to successfully run our European Tree of Life organization and to integrate it into a well-organized unit. We anticipate that this team, which became fully operational in 2001, will enable us to address the European wellness market more effectively and to increase synergy levels.

Results

18% INCREASE EBITA ACTIVITIES EXCLUDING DAIRY

The net profit from ordinary activities before amortization of goodwill of EUR 78.5 million should be viewed from a strategy implementation perspective. Our operations, excluding the dairy companies, showed an EBITA increase of 18%, which exceeded expectations. As indicated in the 2000 Annual Report, the divestment of operations and the reinvestment of the proceeds put temporary pressure on our total results, as careful reinvestment of the proceeds takes time in this market. Accordingly, the net income from ordinary activities was lower in 2001. The limited profit contribution of the US dairy operations (three quarters) and of Campari (two quarters) were the cause of a profit decrease of approximately EUR 10 million compared with 2000.

The sale of the various business operations largely reduced our debt position. As a result, we financed all our operations wholly with shareholders' equity. In order to adapt the equity position, we purchased around 17% of our outstanding shares in the fourth quarter of 2001. We took this step to send out clear signals that we do not take our equity position for granted, but see it as an instrument that can be utilized according to our financing needs.
Returning to the external factors mentioned earlier, we were particularly affected by the increase in the price of raw materials, especially milk. The price of milk increased substantially in Europe and during the nine months that we still owned the US dairy operations. The adjustment of our selling prices is a process that can only be realized with a delayed effect. The effect of the higher milk prices on our EBITA was approximately EUR 15 million.

As foot-and-mouth disease caused an unfavorable investment climate in the European dairy industry, we decided to put the intended sale of Leerdammer Company on hold in April 2001.

The results of our Cereals division and Tree of Life North America were disappointing. Although not entirely unexpected, the pressure on our Cereals margin was greater than in 2000. In the meantime, two measures have been introduced to improve margins, namely a further shift of our product portfolio towards higher value-added products and the implementation of cost savings.
The results of Tree of Life North America showed that the EBITA-margin remained level, while sales decreased by 6%. This was caused by a declining vitamins, minerals and supplements (VMS) market, the deliberate discontinuation of unprofitable sales and some products 'going direct' (vendors going directly to retailers). The latter phenomenon is intrinsic to the Tree of Life North America business model. Every year 10-15% of the wide range of approximately 80,000 Tree of Life products are eliminated. The products are either withdrawn by us due to unsatisfactory results or are so successful, such as soy products and energy bars, that they progress from a niche to a mainstream product. In the latter case, the product goes straight from the producer to the supermarket and the added value of the distributor disappears. Tree of Life North America addresses these developments by focusing more strongly on the selection of new, innovative and trendsetting wellness products, and by enhancing the flexibility of its organization and its service portfolio.

We were satisfied with the results of our new group, Tree of Life Europe, which distributes mainly its own brands. We were also pleased with the results of our Convenience Food Group. Not only did the (now sold) Thai company Golden Foods International perform well, but also our European companies. Our Beckers brand has carved out a particularly strong profile for itself with new innovations.

All in all, we believe that despite the complexity of the strategy implementation, 2001 was a good year for the whole organization. We are in an excellent position, organizationally and financially, to further build upon our wellness strategy in the years ahead.

Outlook

With the implementation of the wellness strategy now well underway, Wessanen is excellently positioned for the future. For 2002, we expect an EBITA increase of approximately 15% for our current activities (excluding the in 2001 divested US dairy companies and Golden Foods International), not regarding possible acquisitions and at current exchange rates.

INCREASE EBITA CURRENT ACTIVITIES APPROXIMATELY 15%

However, it should be noted that the size and timing of the divestments will have a significantly negative effect on net income from ordinary activities before amortization of goodwill in 2002 compared to 2001, since in 2001 the American dairy companies and Golden Foods International contributed EUR 36 million to the EBITA and Campari contributed EUR 11 million to the net income. However, the buy-back of shares, which was effected at the end of 2001, will somewhat compensate for this on the earnings per share. The earnings per share before amortization of goodwill will not decrease more than 10%. However, in view of the timing of the divestments in 2001 this decrease will turn out to be stronger in the first half of 2002.

DECREASE EPS NOT MORE THAN 10%

For the coming five years Wessanen expects a growth in earnings per share before amortization of goodwill of at least 10% per year on average.

Yvette Smit *Marketing Category Manager*

Working on an alternative in the freezer

"During the foot-and-mouth crisis at the beginning of this year it was a real hype. But together with a general increase in the number of vegetarians and the desire for variation which Beckers had already indicated before the crisis, there was enough reason to develop Beckers Alternatives for the long term. The qualitative study for the new line of meatless snacks went well. The question of whether vegetarian products would fit in the Beckers line was answered with a heartfelt "yes". That decided it for us!"

The introduction of the new Beckers Alternatives line is one of the projects that kept Yvette busy in 2001. "Every sales rep wanted to hitch a ride on the vegetarian bandwagon, so this led to a tendency to launch a number of new products quickly. We wanted to acquire knowledge first and make sure that it was more than just a hype. We think that a long-term demand for alternatives to meat has developed over the last few years anyway. So this requires attention and care: it's about a product that is vital to your brand's image so you shouldn't take any chances."

Yvette put a whole process in motion and coordinated the development of the new product line from beginning to end. "We still wanted a quick introduction so it had to become a careful process, but certainly without any unnecessary delays. For the initial project meeting I called the whole group together: people from every discipline in the innovation project, from sales, marketing and product development to finance, logistics and production. This way everyone is informed all at once and can start to plan their activities."

"In the first phase our market researchers set up a qualitative study in consultation with the sales department. Group discussions were held in Germany and the Netherlands. A lot of interesting things came out of this. It is good to know what, how, why and when people eat, what they think is important, who's in the kitchen and for how long. We also got a better impression of the perception of the Beckers brand. Beckers is seen more as a supplier of quality than a snack brand. This creates room for new directions. Vegetarian and vegetable snacks can be sold under this brand without a problem. As long as the quality and taste is good!"

No meat today!

"The next step was product creation. Thanks to the input from the study we could make a good start. The products were defined better and we also worked on the image. We had to decide whether to use the term 'vegetarian' or 'no meat today': we'll take a break from meat today (but we'll eat it again tomorrow). We included that question in the quantative test and that term seems to fit best with our primary target group: the part-time vegetarian. Consumers in the Netherlands and Germany prepared, tasted and evaluated the products at home. The results of these tests were decisive for the ultimate product line. Four frozen food products were introduced under the name Beckers Alternatives *no meat today!*: Cheese-Vegetable Delight, Crispy Vegetable Bites, the Cauliflower-Cheese Burger and Vegetarian Schnitzels. Trademarketing held a presentation in which the right unique selling propositions were brought to the salespeople's attention and sales materials were distributed. All the sales presentations have now been held. Deliveries will be starting in March."

Beckers Tilburg







The basis of Wessanen's brand policy is continuous adjustment of the product range to meet consumers' demands. In line with the wellness trend, Beckers' product range has increasingly responded to the health trend in recent years. As Marketing Category Manager, Yvette Smit (29) is responsible for Beckers' meal components for the Dutch, German, Belgian and export markets. For her product innovation is the order of the day.



Financial overview per group

in millions euro

	Natural & Specialty Foods	Convenience Food and Cereals	Dairy	Corporate	total
2001					
Sales	2,250.5	473.0	1,244.4	-	3,967.9
EBITA	75.1	31.7	24.5	(6.7)	124.6
ROS*	3.3%	6.7%	2.0%	-	3.1%
Average capital employed	515.6	172.6	239.1	12.7	940.0
ROI**	14.6%	18.4%	10.2%	-	13.3%
Increase economic premium	(17.1)	2.4	(29.5)	2.0	(42.2)
Average goodwill	354.8	226.2	79.4	-	660.4
ROIC***	8.6%	8.0%	7.7%	-	7.8%
2000					
Sales	2,056.8	438.9	1,438.1	-	3,933.8
EBITA	64.6	30.3	69.3	(10.4)	153.8
ROS*	3.1%	6.9%	4.8%	-	3.9%
Average capital employed	409.8	177.2	288.0	-	875.0
ROI**	15.8%	17.1%	24.1%	-	17.6%
Increase economic premium	(32.3)	6.2	2.0	3.3	(20.8)
Average goodwill	242.4	225.9	95.7	-	564.0
ROIC***	9.9%	7.5%	18.1%	-	10.7%

* EBITA *as a percentage of sales*

** EBITA *as a percentage of the average capital employed, excluding goodwill paid in the past*

*** EBITA *as a percentage of the average capital employed, including goodwill paid in the past*

Natural & Specialty Foods

Profile
Wessanen's Natural & Specialty Foods group consists of Tree of Life North America, American Beverage Corporation and Tree of Life Europe. These companies focus on niche products in the healthy, natural and specialty markets. Our area of expertise is to offer a wide variety of innovative products, often positioned under umbrella brands. In doing this, we are leveraging our competencies in low-volume distribution, niche marketing and our knowledge of a wide product range. Product manufacturing is not a core activity in this group.
Tree of Life, Inc., also referred to as Tree of Life North America, headquartered in St. Augustine, Florida, is an industry leader in the marketing and distribution of natural and specialty food products in the United States and Canada. A total of 80,000 different products – more than 1,000 under its own label – are delivered to 15,000 customers from eighteen distribution centers. Specialty and natural foods account for 60% and 40% respectively of the total sales of Tree of Life North America.

American Beverage Corporation (ABC), based in Verona, Pennsylvania, specializes in the production, marketing and distribution of fruit juices and non-alcoholic cocktail mixes.

Tree of Life Europe leads the European market in the marketing and distribution of healthy and natural food products and specialties. These products are sold through supermarkets and specialty stores with 65% distributed under Tree of Life Europe's own labels.

Strategy
Tree of Life North America
The strategy of Tree of Life North America is to attain profitable growth through leveraging the company's position as market leader. The unique role of Tree of Life North America as a national distributor and marketeer enables it to serve customers throughout the United States and Canada. It can deliver to every major city within 24 hours, regardless of whether the order involves a truck consignment, pallet, box or just a few items.
Our knowledge of natural foods and specialties enables Tree of Life North America to act as the category captain of these product categories.
The combination of merchandising expertise, distribution facilities and logistics capabilities offer the customer an end-to-end solution for these unique niche categories. Investments in IT are absolutely crucial if we are to continue to raise the level of customer service. The sales of USD 1,600 million includes USD 300 million from natural food stores and USD 1,300 million from supermarkets.

ABC
The strategy of ABC is geared to the further expansion of its position in the niche market for 'single serve' fruit juices with a good price-quality ratio. ABC will increasingly utilize the Tree of Life North America network to distribute its cocktail mixes and new fruit juices.

Tree of Life Europe
The strategy of Tree of Life Europe is aimed at reinforcing the company as a market leader in natural and specialty foods in Western Europe. Future acquisitions will contribute to this. In addition to a leading role in distribution, Tree of Life Europe has its sights set on attaining primary brand positions in Europe. We already lead the market in France, Belgium and the Netherlands. Developing our brands into European brands is a long-term objective which will gradually take shape.

EXPAND EUROPEAN BRAND PORTFOLIO

Acquisitions
Tree of Life North America
In March 2001 Tree of Life North America purchased the distribution operations of Food for Health, Co., Inc., a distributor of natural food products with total sales of USD 50 million. The new company was integrated into existing activities directly after the acquisition.

The acquisition of the distribution activities of Preisco Foods Ltd. and Jentash Specialty Foods Limited Partnership (Preisco/Jentash Foods) in July 2001, further expanded Wessanen's network in the Canadian supermarket and food service channel. Preisco/Jentash Foods, based in Vancouver, Canada, distributes specialty and health food products to supermarkets and the food service channel in Western Canada. It generates sales of around CAN$ 42 million with these activities. The operations of Preisco/Jentash Foods were combined with those of the Ashley Koffman Division. The new Canadian companies were renamed Tree of Life/Gourmet Award Foods Canada, Inc. and operate under Tree of Life North America.

Tree of Life Europe

The acquisitions of the Zonnatura brand and Boas (end 2000), the 41% participation in Natudis and the Belgian company Bioservice (via Natudis) have made us market leaders in Belgium and the Netherlands. The purchase of Corposan (Germany), with the large brands of Tartex, Dr. Ritter and Allos in the natural food channel, has given us a good starting position for further expansion in Germany.

Market developments

North America

7% SALES INCREASE EXISTING CUSTOMERS

Despite a healthy underlying growth of around 7% in sales from existing customers and continued products, Tree of Life North America recorded a decrease of 2% in sales. As mentioned in the General Report of the Executive Board, this was partly due to several market developments, including the decline in the VMS markets and the loss of products, such as soy products and energy bars, to the mainstream sector. Tree of Life North America has responded to this by adding flexibility to its services and introducing new products, such as sports nutrition.

Much of the growth in the natural foods market in the United States stems from large professional chains of natural food stores also known as super naturals. This growth was at the expense of independent natural food stores, a market segment where Tree of Life North America has traditionally held its strongest position. The supermarket channel also accounts for an above-average part of the growth. As market leader in this channel with its specific competencies, Tree of Life North America has profited from this.

Europe

AUTONOMOUS GROWTH 5.9%

The European health food market has developed favorably. Increasing consumer awareness fueled by the problems in the meat industry and concerns about genetically modified foods have contributed to a further increase in this market. This resulted in an autonomous growth for Wessanen of 5.9%. In relative terms, the supermarket channel accounts for the largest part of this growth. The specialized natural food stores are currently increasing their capacity and professionalism. This trend is crucial to continued market growth.

Risk profile

We estimate the risk profile for the marketing and distribution operations to be low, especially in view of the absence of production processes and the associated risks. Tree of Life North America and Europe are focusing on supermarket chains and specialty stores. The five largest supermarket customers account for 50% of the sales. The loss of a major account is therefore a clear risk factor. Hence, flexibility and a consistently high service level are crucial to maintaining continuity in customer relations.

The loss of major product lines from our distribution operations could cause a temporary interruption in sales growth. In addition, a tight labor market is increasing payroll costs and creating high employee turnover, which could jeopardize labor-intensive activities such as niche-product distribution services. Where feasible, we are utilizing the opportunities offered by mechanization and automation.
It is for this reason that we have again made key investments in 2001 in our business systems (Enterprise Resource Planning).

Results and outlook

	2001	2000
Net sales	**2,505.5**	2,056.8
EBITA	**75.1**	64.6
ROS	**3.3%**	3.1%
Average capital employed	**515.6**	409.8
ROI	**14.6%**	15.8%
Increase economic premium	**(17.1)**	(32.3)
Average goodwill	**354.8**	242.4
ROIC	**8.6%**	9.9%

NB: *The figures for 2000 are adjusted and now include the figures of American Beverage Corporation*

The combined sales of the companies in this group amounted to EUR 2,250.5 million in 2001, an increase of 9.4% compared with 2000. The companies acquired in 2000 and 2001 were the prime contributors to the increase in net sales of EUR 194 million. The healthy autonomous growth of Tree of Life Europe of 5.9% could not completely compensate the 6.6% decrease at the larger Tree of Life North America. The EBITA increased by 16% from EUR 64.6 million in 2000 to EUR 75.1 million in 2001.

For the year 2001 the EBITA as a percentage of sales (ROS) of Tree of Life North America remained at the same level as 2000. After a disappointing first half-year, there was a marked improvement in the second half-year. The ROS (3.5%) in the second half of 2001 improved in comparison with the same period in 2000 (3.0%). Moreover, in the second half of 2001 the loss of sales lessened compared to the first half-year of 2001. On balance, sales for the full year slightly decreased.

As a result of pressure on its margins American Beverage Corporation experienced a decreased EBITA compared with the previous year.

The results of Tree of Life Europe, which distributes mainly brands of its own, showed a positive trend. The ROS amounted to 5.7% (2000: 4.7%). Increasing consumer awareness fueled by the problems in the meat industry has contributed to substantial growth in this market. In relative terms, the strongest growth has taken place in the supermarket channel. The specialized stores are currently increasing their capacity and professionalism. This trend is of vital importance to continued market growth. Our sales in Europe showed autonomous growth of 5.9%.

The increase in capital employed is attributable to acquisitions, investments in a new distribution center in North Florida, and the new Enterprise Resource Planning (ERP) system of Tree of Life North America.

The decrease in the economic premium of the Natural & Specialty Foods operations (the corporate returns after the allocation of hard costs for the capital invested in the business processes), was caused not only by the lower results of our American companies but also by the goodwill payments for our European acquisitions. The latter will repay itself in the coming years in the form of synergy benefits and further development of the market and the market share.

OUTLOOK 2002: SALES GROWTH AND HIGHER ROS

For 2002 we expect a sales growth and a higher ROS. The effects of the restructuring and the implementation of the ERP system will only gradually become visible in 2002.

OPTIMALIZATION US DISTRIBUTION NETWORK WILL GENERATE SAVINGS OF AT LEAST EUR 10 MILLION IN MID-TERM

In order to enhance efficiency of the company, Tree of Life North America will continue to execute the optimization of its distribution network, as initiated in 2001. Hence an extraordinary charge of EUR 20 million net has been included in the results for merging distribution centers and for redundancy arrangements for between 400 and 500 employees at Tree of Life North America. In the mid-term this reorganization will generate annual savings of at least EUR 10 million. However, as the reorganization will take two years, the savings in 2002 will be limited.

Strategic spearheads Tree of Life North America and ABC

- Strengthen market position
- Focus on innovative marketing
- Improved and flexible distribution and logistics services

Strategic spearheads Tree of Life Europe

- Expand portfolio of strong brands
- Ongoing development of market-oriented product range
- Further extend leading market position in Europe

Richard Gole *Vice President Finance*

Working on profit figures

"What today's Canadian consumer wants is tasty, high-quality food that is easy to prepare. Convenience is first on their minds due to today's hectic and busy lifestyles. They want to be able to buy everything in one store, from shoes to easy-to-prepare healthy meals: one-stop shopping. The addition of the Preisco/Jentash Foods business has provided us with improved product offerings and logistical coverage of the Canadian marketplace, allowing us to meet this consumer's needs. The acquisition of the distribution activities also supports our unwavering commitment to the specialty, health and ethnic food distribution channel, and our valued retail customers and vendors throughout Canada."

The operations of Preisco/Jentash Foods were combined with those of the Ashley Koffman Division. The two Canadian companies were renamed Tree of Life/Gourmet Award Foods Canada, Inc. as part of the assimilation and operate under Tree of Life North America. Together, they are now the largest natural and specialty food distributor in Canada. In his position as VP Finance Richard played an important role in the acquisition and the subsequent integration process. "Integration projects have been intensive and include the exchanging of knowledge, optimizing cooperation and communication, and gaining efficiencies in our processes. The placing of the retail programs of the two companies side-by-side is a prime example. We are analyzing the programs and pulling the best components from each to build a new and improved program that we will implement throughout Canada. I am proud to say that we will be working as a single integrated system in Canada by the end of June 2002."

If we don't stay ahead, someone else is going to take our place!

"My most gratifying moment of 2001 was when the acquisition was finalized and we became the largest distributor of specialty and natural foods in Canada! It is so exciting to see our products in even more stores than before the acquisition. Our products are everywhere! There are countless possibilities for us to grow in this sector, and we are seriously investigating every opportunity that arises. The questions we ask ourselves most, is where will the consumer demand be and where can we sell our healthy snacks? For example, large movie theaters, gyms or video stores. We have to move quickly and efficiently, because if we don't stay ahead someone else is going to take our place. We have incredible opportunities and they are constantly changing to our advantage. The popular television Chef Emeril Logasse has a line of products that we decided to distribute which has tremendously benefited us, as consumers have fully embraced them resulting in outstanding sales. However, this is not always the case. Therefore, we carefully research consumer needs, demands and trends. We have to maintain a realistic attitude and pay attention to profitability versus cost. The sales and margin may be attractive at first glance, but when you factor in the cost of getting the product to market, sales could outweigh the margin significantly. This is a key component of finance, to ensure that the profit expectations are met."

"We are growing steadily, both in distribution and in our profit figures. After all I should know, I am part of this remarkable team and I look at the numbers every day!"

Tree Of Life/Gourmet Award Foods Canada





The demand for wellness products is growing strong, enabling Wessanen to continuously expand operations and strengthen distribution services in the market through autonomous growth and targeted acquisitions. In June 2001, Tree of Life North America further expanded Wessanen's network in the Canadian supermarket and food service channel with the acquisition of the distribution activities of Preisco Foods Ltd. and Jentash Specialty Foods Limited Partnership (Preisco/Jentash Foods). Richard Gole (43), Vice President of Finance for Tree of Life/Gourmet Award Foods Canada, played a key role assisting on the acquisition and the subsequent process of integrating the two companies.





Cereals

Profile

Dailycer, Wessanen's cereal company in the United Kingdom, France and the Netherlands, produces, sells and distributes a full range of cereal products (breakfast cereals) under private label with an emphasis on value-added specialties. This group also includes the operations of Delicia in Tilburg, the Netherlands (chocolate sprinkles and flakes) and Telford Foods in the United Kingdom (dry soups and sauces).

Strategy

SALES REMAINED LEVEL, ROS DECREASED FROM 8.8% TO 5.1%

Growth is evening out in the sales of traditional cereal products. Therefore, Dailycer is directly focusing its strategy on the growth market of specialties for the health and quality-conscious consumer, such as cereal bars and more upscale products. The completion of a key investment in the production of cereal bars in 2001 will enable Dailycer to further strengthen its position in this fast-growing market.

Market developments

While the market for traditional breakfast cereals stabilizes, the segment for healthy and more diverse breakfast products is growing. Through the application of advanced technology Dailycer will increasingly focus on the manufacturing of products with higher added value in this still strongly fragmented market.

Risk profile

Dailycer's customers include many European supermarket chains. Excellent service levels and high quality standards are essential in order to retain the current clientele in the increasingly competitive market for private label products. Consequently, Dailycer's price policy needs to be closely linked to that of the A-brands. Maintaining the price differences with A-brands inevitably affects the margins.

Results and outlook

	2001	2000
Net sales	**231.1**	232.6
EBITA	**11.9**	20.5
ROS	**5.1%**	8.8%
Average capital employed	**94.0**	100.5
ROI	**12.7%**	20.4%
Increase economic premium	**(8.0)**	2.8
Average goodwill	**81.2**	81.1
ROIC	**6.8%**	11.3%

Despite fierce competition in the private-label market, our companies managed to maintain their sales levels. In 2001 the EBITA was impacted by fierce competition and the one-off costs of the introduction of a new Enterprise Resource Planning (ERP) system in France, causing the ROS to decrease from 8.8% in 2000 to 5.1% in 2001.

Investments in 2001 were EUR 5 million higher than in the previous year due to the investments in the production of cereals bars and the new ERP system. A lower EBITA led to a decrease in the economic premium of EUR 8 million.

Dailycer will continue its costs-control policy in order to improve the margins in the competitive markets in which it operates. Sales of high-margin specialties, especially cereal bars, are expected to grow in 2002, while the sales of traditional breakfast cereals will continue at the level of 2001. This will lead to a slight increase in sales and improve profitability.

Strategic spearheads

- Strengthen market leadership
- Develop innovative cereal concepts
- Ongoing optimization of the business processes

Convenience Food

Profile

Wessanen's Convenience Food Group (CFG) produces, sells and distributes a broad range of frozen snacks and meal components under the brand names Beckers, Gelderland, Kemper and Vegeta. Sales are targeted at the supermarket and out-of-home sector, mainly in the Netherlands, Belgium and Germany. Due to a combination of technological expertise and knowledge of the market CFG can respond effectively to the needs of modern, active and quality-conscious consumers. Beckers is the flagship brand in this Group with regard to existing products as well as product innovations and launches.

Strategy

The strategic aim of CFG is to further strengthen its growing market positions in the Netherlands, Belgium and Germany. Especially the market position in the out-of-home channel will be supported with innovative products and marketing tools that support the development of a strong range of healthy, innovative, high-quality products. We shall also pay undivided attention in the coming years to further strengthening our top brand, Beckers.

Divestment

In December 2001 the Thai chicken product company Golden Foods International Co. Ltd. (GFI) was sold to Grampian Country Food Group, Aberdeen, Scotland, for a price that closely reflected the book value of the assets. Agreements have been reached with the buyer on continuing the supply of chicken products to CFG.

Market developments

In 2001, BSE and foot-and-mouth disease played a significant role. For CFG, this resulted in disappointing sales of meat products, but at the same time an increased demand for vegetarian alternatives.

Beckers, CFG's most important company, reinforced its market position in 2001, mainly as a result of the success of the microwaveable springroll, introduced in 2000. Sales of the springroll, under the Beckers brand, far exceeded expectations. Consumers and retail organizations expressed their appreciation by selecting it for various industry-awards. This success led to the introduction of various other microwaveable products, including the Beckers vegetarian springroll.

At the end of 2001 the German company KK-Convenience (Kemper) was integrated into the Beckers organization. Beckers KK-Convenience GmbH now operates as one dynamic company, supplying the retail sector and the out-of-home channel in the German market with a broad range of vegetarian and meat products.

Gelderland Frischwaren Gesellschaft mbH (GFG) produces, markets and distributes a product range comprising traditional and innovative meat specialties with an increasingly strong emphasis on convenience. Despite the heavy pressure that the BSE crisis exerted on the price of finished products, 2001 was closed with a positive operating result.

EXPAND EUROPEAN BRAND PORTFOLIO

Risk profile

The operating result of CFG is affected by fluctuations in the prices of raw materials as price increases cannot always be passed on to the customers in time. Strict supplier selection and meticulous supervision of the supply chain are crucial to limiting health risks. The financial and economic risks have been significantly reduced by the sale of business operations in Southeast Asia.

Results and outlook

	2001	2000
Net sales	**241.9**	206.3
EBITA	**19.8**	9.8
ROS	**8.2%**	4.8%
Average capital employed	**78.6**	76.7
ROI	**25.2%**	12.8%
Increase economic premium	**10.4**	3.3
Average goodwill	**145.0**	144.8
ROIC	**8.9%**	4.4%

In 2001 CFG realized a 20% increase in sales, driven by the success of Beckers and a strong recovery of the Thai company, GFI, which was sold in December 2001.
The ROS also increased from 4.8% to 8.2%, despite disappointing results from KK-Convenience in Germany. The economic premium increased by EUR 10 million. The absence of the EBITA of GFI (EUR 12 million against sales of EUR 80 million) will lead to a lower result in 2002. Nevertheless, we do expect to be able to increase the EBITA of

AUTONOMOUS SALES GROWTH 20%, ROS ALMOST DOUBLED

Beckers and KK-Convenience by continuing the success of Beckers and by integrating KK-Convenience into the German Beckers organization.

Strategic spearheads

- Develop innovative and healthy snack concepts
- Focus on strong growth in the out-of-home channel
- Emphasis on the Beckers label

Dairy United States

In April 2001 Wessanen announced that it had reached an agreement with National Dairy Holdings L.P., Dallas, Texas, on the sale of its US dairy companies for USD 400 million.
As major developments were unfolding in the US dairy market at the time, the sale of Marigold and Crowley was investigated by the US anti-trust authorities. This slowed down the transaction, but we were able to successfully complete it at the end of the third quarter of 2001.

Results

	2001	2000
Net sales	**952.1**	1,133.2
EBITA	**23.4**	49.1
ROS	**2.5%**	4.3%
Average capital employed	**163.8**	202.9
ROI	**14.3%**	24.2%
Increase economic premium	**(11.6)**	1.6
Average goodwill	**72.1**	88.4
ROIC	**9.9%**	16.9%

In view of the divestiture, the above table only includes the results for the first nine months of 2001, compared with a full year for 2000. The results for these nine months were under pressure from the increase in the milk prices.

Dairy Europe

	2001	2000
Net sales	**292.3**	304.9
EBITA	**1.1**	20.2
ROS	**0.4%**	6.6%
Average capital employed	**75.3**	85.1
ROI	**1.5%**	23.7%
Increase economic premium	**(17.9)**	0.4
Average goodwill	**7.3**	7.3
ROIC	**1.3%**	21.9%

Profile
Wessanen's European dairy activities operate under the name Leerdammer Company. This company focuses exclusively on the production and sale of high-quality cheese products for the European market under the Leerdammer label. The top brand Leerdammer is the largest brand of semi-hard cheese in Europe.

Strategy
The intended sale of Leerdammer Company did not take place. In the Spring of 2001 we decided to put the divestment process on hold, which had become too complicated due to the foot-and-mouth crisis. Leerdammer Company is now again concentrating its efforts on further developing and reinforcing the Leerdammer brand in Europe.

The strategy of Leerdammer Company is aimed at profitable growth and innovation. The Leerdammer product range consists of cheese, culinary cheese products and cheese snacks. The innovation efforts are geared to the development of new products in these categories. Although we intend to divest Leerdammer Company, we shall still deploy all means at our disposal to facilitate further growth.

Market developments
Against expectations, for the second consecutive year we saw a considerable price increase of the raw material milk.

The total volume of the Leerdammer brand increased by 2% compared with 2000. Higher growth rates were recorded, in particular for prepackaged cheese products and in countries that were relatively new for the company. In September 2001 the new product Leerdammer Caractère was launched in a number of regions in Germany. Early signs from the market are encouraging.

Results and outlook
The sales Leerdammer Company amounted to EUR 292.3 million in 2001, a decrease of 4.1% compared with 2000, due to the termination of the sale of unbranded products and the divestment of some smaller brands. The EBITA decreased from EUR 20.2 million in 2000 to EUR 1.1 million in 2001.

Autonomous growth of the Leerdammer brand was 2%. The total sales was lower than in the previous year because non-strategic activities were divested. The related production capacity was sold at the end of 2000. Furthermore, Interform, which operated only in the wholesale sector, was also sold.
The packaging company in Val de Reuil was closed and the activities were transferred to Leerdammer's prepackaging facility in Wageningen, the Netherlands. In this respect, an extraordinary charge of EUR 5 million net has been taken.

AUTONOMOUS GROWTH LEERDAMMER BRAND 2%

The increase in the milk prices could not immediately be passed on to the customers. This had a negative effect of EUR 10 million on the EBITA.
In combination with stronger marketing efforts to support the brand strategy, and the adaptations to the German sales organizations, this led to a sharp decrease in the EBITA.

NEGATIVE EFFECT MILK PRICES ON EBITA EUR 10 MILLION

In 2002, we expect to see growth in the Leerdammer brand, which will lead to a partial recovery of its profitability. Besides the completion of the organizational changes the emphasis will be on product innovation and brand support.

Strategic spearheads
- Develop the Leerdammer brand
- Innovation geared to cheese specialties
- Optimization of the supply chain

Campari

At the beginning of July 2001 Davide Campari-Milano S.p.A. went public on the Milan stock exchange. When this took place, Wessanen sold 33.2% of its total 35% stake at the introductory price of EUR 31. The total proceeds of the sale amounted to EUR 300 million, resulting in a book profit of EUR 118 million. The remaining 1.8% was sold in February 2002. Our share in the Campari results over the first half year of 2001 (EUR 11 million) is incorporated in the financial statements.

Financing

General

The Group financing is coordinated centrally so that we can meet our financial needs in a flexible and cost-effective manner.

In terms of financing, 2001 was an active year. After acquiring additional debt capital in the first half of the year to finance operational expansion, financing in the second half was characterized mainly by the allocation of resources generated by divestments. Besides financing the acquisitions made in 2001, this enabled us to repay 17% of the share capital to the shareholders and EUR 436 million in loans.

Our balance sheet ratios are healthy and provide the ability for the acquisition of companies in line with our strategy. At the end of 2001 our solvency as a percentage of the balance sheet total amounted to 42.3% (2000: 27.1%) and our debt-to-equity ratio was 44% (2000: 146%). The EBITDA-interest ratio remained unchanged in comparison with 2000.

Strategy

Our strategic objective still remains focused on securing the company's financing in the long term and then, within the same framework, on minimizing interest charges and excluding exchange-rate risks whenever possible. Our foreign subsidiaries are therefore financed as much as possible in local currency.

In the context of value based management the key issue is controlling the cost of capital.
The company's risk profile, characterized by a stable cash flow, allows us to continue financing using a considerable amount of debt capital. The policy is aimed at a minimum EBITDA-interest ratio of 6.

Market developments

The string of interest cuts, particularly in the United States, made short-term financing cheaper.
The downside was that savings resulting from the divestments were lower. On the whole, the interest rate cuts had a positive effect on the interest charges.
Our healthy financial position meant that we could address our financial needs despite the generally increased reluctance of financial institutions to provide funds.

Share reduction
In October, after selling our US dairy companies and our stake in Campari, we announced our intention to reduce the outstanding share capital by 17% in order to optimize our equity structure. This reduction in capital was achieved by purchasing company shares on the stock exchange (7%) and by adjusting the capital structure (10%). The adjustment to the capital structure required the approval of the General Meeting of Shareholders. This was granted on 19 October. The purchase of shares on the stock exchange took place in the fourth quarter at an average price of EUR 9.81 per share.

The adjustment to the capital structure consisted of a cash payment of EUR 0.92 per share from the capital surplus and the conversion of each set of ten shares into nine new shares. This transaction meant that the company could make the repayments without being liable for taxes or levies. Thanks to this adjustment some of the proceeds from the divestments could be repaid to the shareholders in an efficient manner while leaving everyone's relative interest in Wessanen unchanged.

Results and outlook

	2001	2000
Solvency	**42.3%**	27.1%
Debt-to-equity	**44%**	146%
EBITDA-interest ratio	**5.5**	5.5
Long-term debt *(in millions euro)*	**180.7**	192.0
Short-term debt *(in millions euro)*	**75.1**	500.0
Interest expenses (net) *(in millions euro)*	**32.5**	38.5

Net financial expenditure decreased by EUR 6.0 million to EUR 32.5 million. This was prompted by the proceeds from divestments, the cash flow from operational activities, lower interest rates, and exchange rate results on currency transactions, which were partly offset by the financing of the acquisitions made in 2000 and 2001.

The purchase of company shares for a total cash amount of EUR 140 million had a limited effect because 10% of the purchased 17% were effectuated through the reversed stock-split route on December 24, 2001.

The average interest rate on long-term outstanding debts was 7.8% (2000: 7.5%). At the end of 2001 the interest-bearing debt was EUR 256 million (2000: EUR 692 million), 63% of which in USD.

In 2002 the net financial expenditure will reflect the full-year effect of the share purchase, acquisitions and divestments from 2001. If the company does not make any acquisitions or divestments in 2002, the net financial expenditure will be significantly lower.

REDUCTION OF OUTSTANDING SHARES BY 17%

Achim Wissmann *Marketing Manager*

Working on new products

"Product innovation may seem like just another buzzword, but innovation already has a long tradition in the health food market. There is a constant search for new products that meet specific individual requirements. You have to respond to that quickly. A big advantage of the relatively small health food market is that it is very flexible compared to the larger market. Health food stores continue to be trendsetters with their new, healthy foods. Once those products are successful they often eventually find their way into the larger market. For example, muesli, which used to be sold only in health food stores, has been readily available on supermarket shelves for years."

Achim is always looking for innovative, healthy food products with attractive Unique Selling Propositions (USPs) for the German health food market. The man who originally gave his name to the brand - Dr. Kurt Ritter – examined the residual products from grain mills in the 1950s. Under the brand name Dr. Ritter he put wheat germ products on the market. Thanks to the naturally high vitamin E content, wheat germ is good for the heart, blood circulation and performance. The product still sells extremely well. Dr. Ritter's product portfolio has since developed into a mature, well-structured range of healthy food products.

Tartex is Corposan's other major health food brand. With its tasty vegetarian pâtés market leader Tartex has a different positioning: the emphasis with these products is on the vegetarian gourmet side of wellness. There was overwhelming interest in these tasty pâtés in 2001 due to the various scandals in the meat industry. The Tartex factory ran non-stop to meet the demand. "We were one of the few manufacturers that could keep up the stocks of meat substitute products."

Achim finds his inspiration in various environments. He is enthusiastic about the possibilities of mutual international cooperation with the other subsidiaries within the Wessanen group. Even before Wessanen acquired Corposan in June 2001, Achim had already gone to look for new ideas at the Tree of Life stand at the large Natural Food Expo in Anaheim. His belief that there is a growing market for healthy soy-based products was strongly confirmed at this exhibition. Upon coming home he and his team began developing the Dr. Ritter SOJA! [SOY!] line which was launched at the end of November 2001.

'Hot topic': isoflavones

"In the United States isoflavones are a hot topic, and these are naturally contained in soy. When I came back from Anaheim we analyzed the German market for soy and conducted a study into its health-promoting qualities. The German market is familiar with the backgrounds of isoflavones because one of our competitors launched isoflavone capsules two years ago. However, several recent studies showed that isoflavones are only effective when they occur in natural compounds. We had our prototype products analyzed by the German National Institute for Food and they turned out to have a very high natural isoflavone level. In the health food market you mustn't claim anything without hard facts."

"The next step was to look for suppliers of organic soy products. And we developed the positive, active brand SOJA! and a very attractive new package design. It was a fascinating process. Our sales team was enthusiastic about the good image and strong positioning right away. We are currently in the launch phase. The first sales figures indicate that the market was waiting for this type of product range."

Corposan Freiburg





Wessanen focuses on consumers with a health and quality-conscious lifestyle. These consumers look for products that they know are of good quality and made in a responsible manner. One of the Wessanen brands that represents these values is Dr. Ritter. Achim Wissmann (32) is Marketing Manager for Dr. Ritter and new product groups at Corposan. He knows the German health food market inside out and knows exactly where to find the opportunities.





Cash flow, acquisitions and investments

AVERAGE COST OF CAPITAL
8% AFTER TAXES

Cash flow control and optimization of the capital invested in our operations form the pillars of our financial policy. In our operating companies these are crucial performance indicators, which form part of the compensation structure for our managers.

In 2001 the cash flow from operational activities amounted to EUR 103.6 million. This was EUR 35.5 million less than 2000. This decrease was caused by the disappointing operating results of some of our companies and by the diminished size of the organization in 2001 due to our strategic reorientation.

The dividends from participations, amounting to EUR 9.2 million in 2001, were lower than those of 2000 (EUR 11.8 million). The annual dividend from Campari was received before we sold our stake.

Some of the proceeds from these sales were reinvested in our business operations, partly through net investments in fixed assets amounting to EUR 82.6 million and partly through the acquisition of companies for the sum of EUR 137.2 million.

All our investments must meet the criteria specified in our value based management program. The most important criterion is the realization of a positive return after deduction of capital costs. Wessanen's cost of capital is, on average, 8% after taxes.

The investments in fixed assets exceeded our depreciations by EUR 28.4 million. This was largely due to the investments in a new ERP system (EUR 21 million) and an expansion (EUR 15 million) of the North Florida distribution center of our largest subsidiary, Tree of Life North America. Substantial investments were also made in our Cereal organization, primarily for the cereal bar production line in the United Kingdom (EUR 4 million).

Main divestments in 2001

company	group	annual sales*	divestment date	divestment proceeds*
Marigold Foods and Crowley Foods	Dairy USA	1,133	September 2001	448
Golden Foods International & Marketing	Convenience Food	80	December 2001	*not disclosed*
33.2% stake in Campari	participations	not relevant	June 2001	300

* *in millions euro*

Main acquisitions in 2001

company	group	indicative annual sales*	acquisition date	consolidation date
Zonnatura	Natural & Specialty Foods	20	February 2001	April 2001
Food for Health	Natural & Specialty Foods	55	March 2001	April 2001
Natudis (41%)	Natural & Specialty Foods	50	April 2001	*not consolidated*
Corposan	Natural & Specialty Foods	50	June 2001	July 2001
Preisco/Jentash Foods	Natural & Specialty Foods	30	July 2001	August 2001

* *in millions euro*

Risk management

The periodic reporting within the group also aims to monitor that the operating companies are adhering to the risk management guidelines.

The main foreign currencies for Wessanen are the US dollar and the British pound. Foreign currency risks relating to operational transactions and interest exposure are hedged and managed by our central Treasury department. This is achieved by deploying various financial instruments including currency and interest forward contracts, and currency options and swaps.

In the consolidated profit and loss account, results in foreign currency are calculated at the average rates for the year. Balance sheet risks arising from the consolidation of foreign subsidiaries in euros are not hedged. These fluctuations are reflected in the consolidated shareholders' equity in the balance sheet at the end of the year.

STRATEGIC REORIENTATION LEADS TO LOWER CURRENCY RISK

The strategic reorientation of our portfolio of companies has resulted in a lower currency risk profile. Though our North American companies still account for most of our activities, the shift in the balance sheet ratios for this region have decreased our exposure to fluctuations in the US dollar. A fluctuation of 1 euro cent in the USD-EUR rate would have an effect of approximately EUR 0.20 million on the net operating result for our current operations compared with EUR 0.35 million in the previous year. Moreover, the sale of our operations in Thailand means that we are no longer exposed to a relatively volatile currency and its effect on results and equity.

On balance, the net profit in 2001 was positively influenced by EUR 1.9 million due to the conversion of foreign profit and loss accounts and shareholders' equity by EUR 15.1 million (2000: EUR 4.7 million and EUR 30.7 million respectively).

In December 2001 our American holding company Wessanen USA paid a dividend of USD 275 million to its Dutch parent company. The currency risk accompanying this transaction had already been hedged in October 2000 when the decision was taken. On balance, this delivered EUR 12 million more than at the spot price on the date of transfer.

Brand policy and product innovation

Investing in strong brands
Wessanen's strategy is geared to consumers with a health and quality-conscious lifestyle. These consumers want products that they know to be high-quality and produced in a responsible manner. Brands with products that reflect these values therefore form a spearhead in the implementation of our strategy. Ongoing development and expansion of our brand portfolio is crucial in order to continue to serve the consumer both now and in the future.

CONTINUOUS EXPANSION OF BRAND PORTFOLIO

It is for this purpose we invested in strong European brands in 2000 and 2001. The acquisition of brands such as Zonnatura in the Benelux (supermarket channel) and Tartex, Dr. Ritter and Allos in Germany (specialty channel) have enabled us to continue building on all the current brands in the portfolio and on our competencies: concept development, positioning and communication. In the future, we shall continue to target brands with a strong, specific position in the wellness segment. These brand positions are powered by an active marketing strategy with disciplined focus, high speed-to-market, creativity and innovation.

POSITION IN SUPPLY CHAIN FURTHER STRENGTHENED

A direct relationship with consumers and customers is key to the marketing strength of the company. In order to build strong brands we must refine our processes and operations to the needs of our customers and consumers. The entire Wessanen organization is committed to deepening our relationship with customers and consumers through both internal and external initiatives. For example, we are starting a training program in the spring of 2002 further centering our thoughts on the consumer to reinforce our marketing strength in the wellness segment. Tree of Life Europe has launched a study on the nutritional requirements of the health-conscious consumer in the various European countries so that we can further align our products and services with the consumer's needs. This study is due to be completed in 2002. The results will then be translated into specific plans of action.

Focus on product innovation
A key element of a successful brand policy is ongoing adaptation of the product range to the wishes of the consumer. In 2001 Wessanen again demonstrated that it is eminently capable of marketing unique high-quality products which are valued by consumers and businesses alike. Typical examples of successful products are Beckers' much acclaimed microwaveable springroll and Gayelord Hauser's protein program. Concepts like these will be developed further in the future and provide inspiration for new innovations.

The quality of the innovation and the speed-to-market are the results of close cooperation and synergy in the Wessanen Group. This cooperation is based on the collective identification, development and stimulation of trends, shared knowledge and experience, flexibility, and an international presence in the food industry. This provides us with a unique position in the supply chain.

Expanding the distribution network
We are constantly expanding our distribution network in Europe and North America. Our aim is to build a network that fully encompasses supermarkets, specialty stores and the out-of-home channel. We have further expanded our distribution capacity in Canada with the acquisition of Preisco/Jentash Foods. Additionally, the formation of Tree of Life Europe, the acquisitions of Zonnatura, Bioservice and Corposan, as well as the participation in Natudis in Europe in 2001 have enabled us to further develop our presence and distribution capacity in the main European markets of Germany, France and the Benelux.

In 2001 we further strengthened our position in the supply chain by investing in technology and IT systems such as Enterprise Resource Planning at Dailycer France and Tree of Life North America, and by continuous development of sales, marketing and distribution expertise. This expertise allows us to offer a wide range of flexible services to meet the needs of our customers, from overall shelf management to customized logistics and product education programs.

Besides strengthening the business relationships, we also intend to further expand the distribution network by exploring the potential for new sales channels and strategic acquisitions.

Quality and environment

The focus on wellness also implies special concern for our environment. For us this means that, in addition to pursuing a fair social policy, we give special priority to the protection of the environment. Our policy on responsible entrepreneurship addresses raw materials, product composition, production quality, and waste and energy management. The Wessanen organization operates by industry standards, such as ISO and HACCP.

We attach considerable importance to the use of raw materials which are free from genetic manipulation and which have been produced in hygienic and ethically responsible conditions. We are striving to manufacture our products in a natural fashion, while protecting the environment. At the same time, we are aiming to achieve optimal reliability in our production processes with sensible waste flows and energy consumption.

We employ marketing and sales initiatives to keep our business customers and consumers informed of the important aspects of vegetarian and organic products. In doing so, we hope to contribute to a growing public awareness of responsible entrepreneurship. This encourages the use of healthy, safe, environmentally friendly and socially responsible products.

Our passion for wellness, the fulfilment of the nutritional requirements of consumers with a health and quality-conscious lifestyle, forms the bedrock of our corporate culture. Quality monitoring and environmental awareness are becoming increasingly important to our underlying norms and values. Our stakeholders and other interested parties are expecting more from us all the time. Therefore, it is essential that we formulate our policy on socially responsible entrepreneurship, which will take place in the coming years.

Information technology

Electronic communication and business systems play a crucial role in our business strategy. Our IT policy is aimed at optimizing the business processes, raising the service level and improving our management and knowledge systems.

In 2001 Enterprise Resource Planning (ERP) systems were developed on the basis of standard software for Tree of Life North America and Dailycer. These systems are now being implemented. The deployment of sophisticated IT systems, such as ERP, optimizes process control and generates long-term cost savings. In the coming years investments will also be made to enhance Tree of Life Europe's systems. The Wessanen IT strategy is to have standardized and integrated IT systems where possible.

ERP OPTIMIZES PROCESSES AND LEADS TO COST SAVINGS

It is also vitally important that we make the wellness market transparent and accessible through our IT systems. Therefore, a market-intelligence system that gives an accurate picture of our segments and channels is another priority for the year ahead. At the same time, we are committed to improving communication and cooperation with our business partners in the supply chain by investments in e-enabled applications and e-commerce systems.

Wessanen's IT strategy will be further defined in 2002 and integrated in the long-term planning of the Wessanen divisions. We will continue to focus on the standardization and professionalization of our IT systems and IT management.

Stéphane Guilbert *IT Manager Dailycer*

Working in peace and quiet on the ERP storm

The peace and quiet of the region seems impenetrable, but this is the site where a whole building was erected on a Tuesday in March, to house large-scale training activities. The first workshops were given on the Friday and this is how the ERP training program began. Within two months, 200 people got to know all the ins and outs and the overnight ERP rollout could take place...

Stéphane Guilbert, who is now IT Manager at Dailycer, is responsible for this stormy piece of work, but of course gives the credit to his team. Their collective goal: to implement a suitable Enterprise Resource Planning (ERP) system, a single IT system that can answer every possible IT question from Dailycer. Two years ago, Stéphane received the assignment, named the project 'Symphony' and began gathering coworkers together. "We thought it was very important for the system to be carried internally so I formed a core group of 20 devoted Dailycer coworkers. They were really enthusiastic. In fact, they started working on designing their future job."

That year, the core group worked with internal and external consultants on the preliminary issues: analysis of the old system and scale modeling of the new system. "Dailycer's top managers were also closely involved in that. After all, the future of the organization depends on it. By the end of 2000 we were ready to implement the system on the definitive, heavy machine."

2000 was the year of conception, 2001 was the year of realization

2001 began with testing the system to true scale. "There was a flurry of error messages and we worked non-stop to solve them. By March the system was definitively ready to launch. There were only two things to do before rollout: all the data had to be entered into the system and all the users had to be trained."
The core group members spent half of their time working on analyses, coding, classifications and data selection and filling the system. In addition, they acted as trainers and developed their own lessons for all the departments; ultimately there were about 30 specific sessions in the training schedule. The case studies in the lessons fit one-on-one with the problems faced on a daily basis. A temporary facility was built next to the factory, and in two months time the entire Dailycer group in Montdidier were trained on the new system.

"After a few extra test runs we felt certain enough. The overnight rollout took place on May 1st. That day it was reasonably calm, but on May 2nd all hell broke loose. You can test as much and in as many model situations as you want, but in reality things often turn out differently. After a week we held a crisis meeting: should we stop or continue? We decided on the latter. In total, 240 problems were detected and the whole team worked non-stop to solve them. After a month, the most burning issues had been solved and the system worked."

"Then it got quiet. The twenty core group members returned to their own workplaces spread out across the company and were given the role of ERP champions. After six months nearly all of the blocking problems had been dealt with. Now all we have left here is a helpdesk and we take care of monitoring that the system is used properly. The system is a big step forward. We are ready for the future. Of course I learned an enormous amount in those two years, but looking back, the best times were after the 1st of May. I mean, they were hair raising weeks, but the team spirit was fantastic. It was impressive to see how people are capable of turning such an awkward situation around."

Dailycer Montdidier





Electronic communication and administration systems are crucial in the optimization of business processes and deliver savings in costs in the long term. The agricultural region of northern France was the scene of a large-scale IT project in 2001. Stéphane Guilbert (30) and his team spent days and sometimes weeks here, working on the implementation of Dailycer's ERP system.





Employees

ENTREPRENEURSHIP, OPEN COMMUNICATION AND PERSONAL DEVELOPMENT

Introduction

Our employees play a crucial role in the achievement of our strategic ambitions. The success of Wessanen is largely determined by their proactive approach towards consumer trends, market developments and business partners. Our corporate culture is characterized by entrepreneurship, open communication and personal development. It is a growth-oriented environment where flexible and dedicated employees can achieve their potential.

Strategy and instruments

Wessanen's Human Resources policy is geared to the development, support and retention of talented and effective employees. A comprehensive package of development and training programs, close attention to the mobility of managers within the Wessanen organization, and a balanced system of assessment, coaching and rewards provide for an attractive working environment with excellent career prospects.

Management traineeship

Our trainee program is one of the instruments that assures us of sufficient talent for filling management positions. Participants in this three-year trainee program are given the opportunity to acquire knowledge within the organization. They work in various businesses, disciplines and countries where they gain diverse and international experience. This experience is invaluable both for their future career and for the company.

Wessanen Academy

In 2002 we intend to establish the development of the Wessanen Academy, which will offer a range of internal training programs to promote personal and professional growth, and to develop the leadership skills of Wessanen managers. A current program that will form part of the Academy's curriculum is Tryomp, a highly successful three-year management development program for trainees and talented managers.

Rotation of talent

The creation of more synergy across the entire spectrum will help to turn the Wessanen organization into a coherent entity. This will facilitate the free rotation of employees, and more importantly, deliver valuable benefits. An excellent example of successful circulation is the management team of Tree of Life Europe, formed in 2001. This international team is made up mainly of talented managers from diverse disciplines that have been brought together from various Wessanen companies in Europe and the United States.

Number of employees per December 31

	Europe	of which in the Netherlands	North America	Thailand	total
2001 total current activities	**5,087***	1,195*	**6,150***	-	**11,237***
Natural & Specialty Foods	**2,191**	132	**6,147**	-	**8,338**
Cereals	**1,329**	185	-	-	**1,329**
Convenience Food	**858**	352	-	-	**858**
Dairy Europe	**652**	469	-	-	**652**
2000 total current activities	4,785*	1,064*	9,909*	3,482	18,176*
Natural & Specialty Foods	1,690	-	6,799	-	8,489
Cereals	1,326	180	-	-	1,326
Convenience Food	950	358	-	3,482	4,432
Dairy United States	-	-	3,107	-	3,107
Dairy Europe	768	475	-	-	768

**also including corporate staff (2001: 60, 2000: 54).*

Performance commitment
The organizational structure will reflect our strategy as much as possible. Key elements will be entrepreneurship and flexibility, steered by a strategic focus and professional instruments such as the Balanced Scorecard. We call this 'monitored entrepreneurship'. Individual targets, agreed and based on the Balanced Scorecard in the form of a Performance Commitment are used as the evaluation standard for interim coaching and finetuning, and for assessments at the end of the year. The bonus incentive program that is linked to our value based management system completes the Performance Contract.

Development
On December 31, 2001, Wessanen employed 11,237 employees representing many different nationalities (2000: 18,176).

The strong fluctuation in the number of employees is mainly the result of the acquisitions of the Dutch company Zonnatura, the American company Food for Health, the German company Corposan and the Canadian company Preisco/Jentash Foods in the first half of 2001, and the divestments of the American dairy companies and the Thai company Golden Foods International in the second half of 2001. The total costs of personnel decreased from EUR 584.8 million in 2000 to EUR 563.9 million in 2001, a decrease of 3.7%.

The corporate Balanced Scorecard is used to monitor a number of ratios regarding management, quality and succession potential. The internal succession potential for top management positions stands at 50% (2000: 50%). Our aim is to appoint around 75% from within the group.

In 2001, Wessanen held constructive talks with works councils and trade unions on reorganizations, acquisitions and organizational changes.

In the course of 2002 the curriculum of the Wessanen Academy will be further expanded with a program for middle management, as well as a program aimed at the development of marketing skills for the wellness market.

GRATITUDE FOR DEDICATION AND COMMITMENT EMPLOYEES

Finally, we express our gratitude for the dedication and commitment shown by our employees over the past year. It is thanks to their motivation, efforts and exceptional skills that again in 2001 we have been able to take large steps in our strategic development.

Amstelveen, February 21, 2002

Executive Board
Mac Zondervan, chairman
Koos Kramer
Rick Thorne

Performance commitment

The organizational structure will reflect our strategy as much as possible. Key elements will be entrepreneurship and flexibility, steered by a strategic focus and professional instruments such as the Balanced Scorecard. We call this 'monitored entrepreneurship'. Individual targets, agreed and based on the Balanced Scorecard in the form of a Performance Commitment are used as the evaluation standard for interim coaching and finetuning, and for assessments at the end of the year. The bonus incentive program that is linked to our value based management system completes the Performance Contract.

Development

On December 31, 2001, Wessanen employed 11,237 employees representing many different nationalities (2000: 18,176).

The strong fluctuation in the number of employees is mainly the result of the acquisitions of the Dutch company Zonnatura, the American company Food for Health, the German company Corposan and the Canadian company Preisco/Jentash Foods in the first half of 2001, and the divestments of the American dairy companies and the Thai company Golden Foods International in the second half of 2001. The total costs of personnel decreased from EUR 584.8 million in 2000 to EUR 563.9 million in 2001, a decrease of 3.7%.

The corporate Balanced Scorecard is used to monitor a number of ratios regarding management, quality and succession potential. The internal succession potential for top management positions stands at 50% (2000: 50%). Our aim is to appoint around 75% from within the group.

In 2001, Wessanen held constructive talks with works councils and trade unions on reorganizations, acquisitions and organizational changes.

In the course of 2002 the curriculum of the Wessanen Academy will be further expanded with a program for middle management, as well as a program aimed at the development of marketing skills for the wellness market.

GRATITUDE FOR DEDICATION AND COMMITMENT EMPLOYEES

Finally, we express our gratitude for the dedication and commitment shown by our employees over the past year. It is thanks to their motivation, efforts and exceptional skills that again in 2001 we have been able to take large steps in our strategic development.

Amstelveen, February 21, 2002

Executive Board

Mac Zondervan, chairman

Koos Kramer

Rick Thorne

Barbara Mastoroudes *Management Development Officer*

Barbara completed her traineeship in the fall of 2001 and is now employed at Wessanen's head office in the department of Corporate Human Resources. Her primary challenge is to recruit, place and supervise management trainees. In an intensive three-year training program, young talented people are assigned four to six projects at various Wessanen companies, as well as additional training sessions for personal and professional growth. Barbara is currently in charge of 17 trainees internationally, spread out across the Netherlands, France, Germany, the United Kingdom, the United States and Canada.

"I am in my element in this job. I know from experience which challenges a trainee will face, from finding somewhere to live close to your new working environment to choosing a suitable project. Now I am on the other side and can offer help where necessary, but in particular I also know when I have to let a trainee figure things out for himself. Entrepreneurship and flexibility are Wessanen's strengths and we want to stimulate this self-motivation in the traineeship. Of course there are limits to this; we are constantly in the background and I am always ready to jump in if necessary."

The importance of a good talent pool

"We invest a great deal to get and keep the managers of the future within our walls, because we recognize the importance of a good talent pool. A vast amount of time and energy is invested in finding the right talent. I receive many dozens of applications a week from young enthusiastic university graduates who see a unique opportunity to get to know the organization through our traineeship. But not everyone is suitable for this. We have a very tough selection procedure and only take on five trainees a year."

The everyday responsibilities with regard to the trainees are just one aspect of Barbara's job. She is also closely involved in the development of all available competencies and know-how within the Wessanen group.

"For the last few months we have been working hard on the development of a new leadership program, which will be launched in the fall of 2002. It builds on the success of Tryomp and will be called ACT, Action Centered Training. A group of talented managers will work actively on their own leadership competencies. No standard programs, but intensive sessions in which their growth process is at center stage. So that they in turn can inspire and coach their own staff. This way we can build up a close-knit network of entrepreneurial managers."

"Within the framework of our strategy we focus special attention on the development of competencies in the area of marketing and the specific supply chain. A strong brand portfolio is one of the spearheads, so there is a need for strong marketing strategists. It is fascinating to see that new companies keep bringing valuable know-how which can be mutually benefiting. At the moment we are developing a tailor-made training course for the marketing experts in our organization, which will be part of the Wessanen Academy curriculum."

"Wessanen is leading the way with our specific low volume supply chain techniques. The wellness sector is a niche. Stock management and freighting are enormously complex; many relatively small orders with products of various formats and weights. We are very good at this, the best in the market and we want to keep on being the best. So we are also going to develop a supply chain program aimed at innovating these techniques. Besides individual growth, such practically-oriented training courses also create connections. People know where to find each other, which increases synergy in the group."

Wessanen head office *Amstelveen*





Wessanen's corporate culture is characterized by entrepreneurial spirit, openness and development of talents. Therefore, human resources management is specifically aimed at developing, supporting and holding on to talented and effective managers. As Management Development Officer, Barbara Mastoroudes (29) is responsible for defining and addressing the development needs of Wessanen's management.





Message from the Supervisory Board

To the Annual General Meeting of Shareholders, to be held on April 3, 2002.

Report for the year 2001

During the year under review, the Executive Board regularly informed the Supervisory Board about operational developments. In addition to the five regular meetings one extra meeting was convened to discuss the further development of the corporate strategy. In addition to the usual subjects, such as operational developments, operating results, the financial position and the organization, the following items were adressed: budgets, long-term plans, acquisitions and divestments, the purchase of company shares and capital reduction. All Supervisory Board members attended the Annual General Meeting of Shareholders on April 4. An additional General Meeting of Shareholders was held on October 19, at which the shareholders approved the decision to purchase company shares and reduce the capital.

In November the Supervisory Board together with the Executive Board visited the newly formed group Tree of Life Europe, which incorporates all European Natural & Specialty Foods operations.
During the visit, which took place at Boas BV in Zoetermeer, the Netherlands, views were exchanged with the management of Tree of Life Europe on market developments, the implementation of the Tree of Life Europe strategy and the integration of the acquired companies.

The divestments in 2001 of the dairy operations in the United States, the Thai poultry product company and the majority of the stake in Campari are a direct consequence of the corporate strategy, which aims to make Wessanen the international market leader in the marketing and distribution of natural food and specialties for the health and quality-conscious consumer. The Supervisory Board is confident that Wessanen will further strenghten its market position through the increased focus on wellness.

According to the schedule Mr G. van Schaik will resign from the Supervisory Board this year, by reason of reaching the maximum age as set forth in the statutory regulations. He is not eligible for reappointment. The Supervisory Board is grateful to Mr Van Schaik for his expertise, commitment and dedication as a member of the Supervisory Board from 1995 and as chairman from 1997. Effective April 4, 2002, we have appointed Mr K.J. Storm as chairman.

In accordance with the Articles of Association, the 2001 financial statements prepared by the Executive Board and audited by KPMG Accountants N.V., Amstelveen, the Netherlands, as well as the Report of the Executive Board, have been submitted to our Board.

We concur with the financial statements and the 2001 profit distribution proposal. We recommend that the Annual General Meeting of Shareholders adopt these financial statements and the members of the Executive Board be granted discharge from responsibility for their management and the members of the Super-visory Board for their supervision thereof, insofar as said management is reflected in the financial statements.

The Supervisory Board is very grateful to all Wessanen employees for their outstanding efforts and dedication.

Amstelveen, February 21, 2001

Supervisory Board
G. van Schaik, chairman
H. Wiegel, vice-chairman
J.A.N. van Dijk
F.H.J. Koffrie
K.J. Storm

Information Supervisory Board

G. van Schaik (71), chairman
Former Chairman of the Board of Managing Directors of Heineken NV, Dutch nationality, appointed member of the Supervisory Board in April 1995, resignation in 2002 (not eligible for reappointment). Most important additional functions: Chairman of the Supervisory Board of Martinair Holland NV and BCD Holdings NV; vice-chairman of the Supervisory Board of Pon Holdings BV; member of the Supervisory Board Sara Lee/DE NV and SHV Holdings NV; chairman Stichting Preferente Aandelen Buhrmann NV.

H. Wiegel (60), vice-chairman
Chairman of Zorgverzekeraars Nederland, Dutch nationality, appointed member of the Supervisory Board in April 1991, resignation in 2004 (eligible for reappointment).
Most important additional functions: Chairman Supervisory Board of Grontmij NV, Nederlands Omroepproductie Bedrijf (NOB), De Meeuw BV, Burgers-Ergen BV, Copaco NV and Coram International BV; member of the Supervisory Board ABN/AMRO Bouwfonds, Van Gansewinkel BV, Arriva-Nederland; chairman Centraal Brouwerij Kantoor (CBK); board member Achmea; member of the Advisory Board Deloitte & Touche.

J.A.N. van Dijk (63)
Former Senior Vice President Sara Lee Corporation and member Board of Management Sara Lee/DE NV, Dutch nationality, appointed member of the Supervisory Board in April 1997, resignation in 2005 (eligible for reappointment).
Most important additional functions: Member of the Supervisory Board of Delta Lloyd NV, Transavia Airlines BV and CV Verenigde Bloemenveilingen Aalsmeer (VBA) BA; chairman of the Supervisory Board of the University of Utrecht.

F.H.J. Koffrie (49)
Chairman of the Executive Board of Buhrmann NV, Dutch nationality, appointed in April 2001, resignation in 2005 (eligible for reappointment).
Most important additional functions: member of the Supervisory Board of Vodafone NV.

K.J. Storm (59)
Chairman of the Board of Managing Directors of AEGON NV, Dutch nationality, appointed in April 1996, resignation in 2004 (eligible for reappointment). Most important additional functions: chairman Supervisory Board of Drie Mollen Holding NV and Laurus NV.

The members of the Supervisory Board hold no shares or depository receipts in the company. They have no exchange-traded options on either shares or depository receipts in the company. No options on either shares or depository receipts of the company will be issued to the members of the Supervisory Board. Remuneration of the members of the Supervisory Board is not related to the performance of the company.

The regulations for the Supervisory Board provides for a remuneration and nomination committee. In 2001 Mr G. van Schaik and Mr H. Wiegel were members of this committee.

Accounting principles

Consolidation

The consolidated financial statements of Koninklijke Wessanen include the financial statements of the company and its group companies. Group companies are defined as:

- companies of which, directly or indirectly, more than 50% of the voting rights can be exercised at the annual general meeting, or
- companies of which the majority of the statutory directors or supervisory directors can be appointed or dismissed,

but only if these companies form an integral part of the economic entity of the group.

The assets, liabilities and results of all group companies are fully consolidated, while the minority interests of third parties are stated separately. In accordance with Sections 379 and 414, Title 9, Book 2 of the Dutch Civil Code, a list of the consolidated group companies and unconsolidated participations is deposited at the Trade Register of the Amsterdam Chamber of Commerce.

Principles for valuation

Income and shareholders' equity are determined on the basis of historical cost. The amounts presented in the balance sheet are based on the historical cost, less any necessary provisions.

Revenue recognition

Net sales represent the proceeds of goods delivered to third parties, less any VAT.
Revenues are recognized upon the delivery of goods and services. Costs are charged to results in the period in which they are incurred or are matched against the related income.

Change of accounting principles-goodwill

Up to the reporting year 2000 goodwill paid on acquisitions was charged directly to equity. In line with amended accounting standards, goodwill paid on acquisitions after 2000 is capitalized and amortized on a straight-line basis over the estimated economic lifetime. Goodwill paid on acquisitions before 2001 is not capitalized; comparable figures have not been restated. As a consequence of this change in accounting principles, EUR 101.2 million of acquired goodwill is capitalized on the balance sheet as per December 31, 2001, under the heading intangible fixed assets, whilst EUR 4.3 million of goodwill amortization has been charged to the profit and loss account. The following terminology is used in the profit and loss account with respect to the capitalization and amortization of goodwill:

- EBITA - Earnings Before Interest, Tax and Amortization, i.e. operating result before amortization of goodwill. This amount reflects the operating result of the goodwill - as in previous years - would have been charged to equity. It therefore shows the comparable figures to 2000.
- EBIT - Earnings Before Interest and Tax, i.e. operating result after amortization of goodwill.

Foreign currency

Transactions in foreign currencies are recorded using the exchange rate in effect on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euro at exchange rates in effect at the balance sheet date. Any exchange rate differences arising are included in the income statement. Group companies outside the Netherlands are considered as independent foreign entities. The financial figures of these group companies and participations are stated in the currency in which these group companies predominantly perform their business (functional currency). Results of these foreign operations are translated to euro using average exchange rates of the year under review. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Differences arising from the translation of the net investment in foreign group companies and from related permanent group financing are taken directly to shareholders' equity.

The euro exchange rates of the for Wessanen most important currencies are:

	2001		2000	
	average	**year-end**	average	year-end
US dollar	**0.89**	**0.88**	0.92	0.93
Pound Sterling	**0.62**	**0.61**	0.61	0.62

Financial instruments

Financial instruments are used in order to manage interest rate risk and foreign exchange risk. These instruments are measured at market value and any changes in the value of the instruments at the balance sheet date are taken to net income. Where derivatives are used to hedge future transactions that are highly probable the result based on market value is deferred until the related transactions occur. Interest rate differences arising from financial instruments used to hedge interest rate risks are recognized as financial income and expenses.

Intangible fixed assets

Goodwill regarding acquisitions is calculated as the difference between the purchase price and the Wessanen share in the fair values of the acquired assets and liabilities at the date of acquisition. This goodwill is capitalized and amortized on a straight-line basis over the estimated economic lifetime. The latter varies - depending on the type of acquisition - between 5 and 20 years.

Property, plant and equipment

Property, plant and equipment are valued at historical cost less depreciation calculated according to the straight-line method on the basis of their economic life. Land is not depreciated. The economic life of the property, plant and equipment, on which the depreciation is based, is as follows:

buildings and offices	30 years
machinery and equipment	10-15 years
computers, including software	3-5 years
other	3-5 years

Assets not in use are recorded at the lower of their book value and market value.

Financial fixed assets

Participating interests over which significant influence is exercised in the financial and operating policies are included at net asset value. Securities and investments over which no significant influence is exercised are valued at cost or lower market value. Due to the predominantly non-current nature deferred tax receivables are presented separately under financial fixed assets.

Inventories

Trade inventories and inventories of raw materials, semi-finished products, finished products, supplies and packaging materials are stated at the lower of historical cost or market value. Inventory is valued using the FIFO (first-in, first-out) method. The value of semi-finished products and finished products includes the cost of raw materials, direct production costs and, if applicable, allocated indirect production costs such as maintenance, production planning and manufacturing overhead. If necessary, provisions for inventory obsolescence and anticipated extraordinary decreases in value are deducted.

Securities (current assets)

Marketable securities listed on a stock exchange are included at their market value. Changes in market value in any year are included in the profit and loss account.

Income taxes

Income taxes are calculated on the basis of tax regulations applicable in the countries of operation. Deferred income taxes, arising from differences between the tax valuation and the commercial valuation of assets and liabilities, are recorded on the balance sheet to the extent that such deferred taxation will be payable or recoverable in the future. Deferred tax balances are based upon the nominal rates effective in the various countries concerned. Deferred tax assets, including those resulting from tax-loss carry-forwards, are recognized to the extent that it is reasonable to assume that they will be recovered. Deferred tax liabilities on future dividends from foreign group companies are recognized unless the distribution of dividends is not being considered.

Consolidated income statement

in millions euro, unless stated otherwise

		2001		2000
Net sales		3,967.9		3,933.8
Raw materials and supplies	2,623.0		2,583.5	
Personnel expenses	563.9		584.8	
Depreciation of property, plant and equipment	54.2		58.0	
Other income and expenses	602.2		553.7	
Operating expenses		3,843.3		3,780.0
Operating result before amortization of goodwill (EBITA)		124.6		153.8
Amortization of goodwill		(4.3)		-
Operating result after amortization of goodwill (EBIT)		120.3		153.8
Interest income	7.0		0.5	
Interest expenses	(39.5)		(39.0)	
Financial income and expenses, net		(32.5)		(38.5)
Income from ordinary activities before taxes		87.8		115.3
Taxes on income from ordinary activities		(25.7)		(40.2)
Income from participations		12.9		24.4
Minority interest		(0.8)		(1.3)
Income from ordinary activities after taxes		74.2		98.2
Extraordinary income after taxes		218.6		-
Extraordinary expenses after taxes		(53.8)		-
Net income		239.0		98.2
Income per share (in euro)				
Income from ordinary activities before amortization of goodwill		0.94		1.16
Diluted earnings from ordinary activities before amortization of goodwill		0.94		1.15
Net income from ordinary activities after amortization of goodwill		0.89		1.16
Diluted earnings from ordinary activities after amortization of goodwill		0.89		1.15
Net income		2.86		1.16
Diluted earnings		2.86		1.15

Consolidated balance sheet as of December 31

after appropriation of 2001 net income, in millions euro

	2001	2000
Fixed assets		
Intangible fixed assets	**101.2**	-
Property, plant and equipment		
Land and buildings	**117.0**	178.6
Machinery and equipment	**163.5**	196.5
Other	**46.1**	66.9
	326.6	442.0
Financial fixed assets	**96.0**	292.0
	523.8	734.0
Current assets		
Inventories	**362.4**	418.4
Accounts receivable and prepayments	**445.3**	589.3
Securities	**14.0**	-
Cash	**40.6**	6.0
	862.3	1,013.7
	1,386.1	1,747.7

	2001	2000
Shareholders' equity		
Share capital	**72.6**	78.7
Paid-in surplus	**99.9**	166.3
Other reserves	**413.6**	228.1
	586.1	473.1
Minority interest	**3.3**	3.8
Group equity	**589.4**	476.9
Provisions	**55.2**	37.8
Long-term liabilities	**180.7**	192.0
Current liabilities		
Banks	**111.7**	389.1
Accounts payable	**235.9**	307.6
Accrued expenses and other liabilities	**213.2**	344.3
	560.8	1,041.0
	1,386.1	1,747.7

Consolidated statement of cash flows

in millions euro

	2001	2000
Operating activities		
Net income from ordinary activities after taxes	**74.2**	98.2
Depreciation of property, plant and equipment	**54.2**	58.0
Amortization of goodwill	**4.3**	-
	132.7	156.2
Changes in		
inventories	**13.5**	(0.3)
accounts receivable and prepayments	**(20.2)**	(18.7)
provisions	**15.6**	(7.7)
deferred tax assets	**0.7**	20.8
accounts payable, accrued expenses and other current liabilities	**(5.6)**	0.1
Income from participating interests	**(12.9)**	(24.4)
Minority interest	**0.8**	1.3
Dividends received from participating interests	**9.2**	11.8
Extraordinary results after taxes (excluding result on disposals)	**(30.2)**	-
Cash flow from operating activities	**103.6**	139.1
Investing activities		
Purchase of property, plant & equipment	**(85.6)**	(80.7)
Disposal of property, plant & equipment	**3.0**	1.9
Financial fixed assets, continuing activities	**(0.9)**	(11.0)
Purchase price acquisitions	**(137.2)**	(178.5)
Divestments of subsidiaries and other participations	**742.6**	11.3
Cash flow from investing and divesting activities	**521.9**	(257.0)
Financing activities		
Long-term liabilities	**(7.3)**	(116.0)
Short-term financing	**(401.6)**	281.5
Dividends paid	**(49.1)**	(44.5)
Issue of shares	**3.8**	-
Purchase of own shares and capital reduction	**(139.8)**	(22.2)
Cash flow from financing activities	**(594.0)**	98.8
Change in cash	**31.5**	(19.1)

Notes to the consolidated statement of cash flows

in millions euro, unless stated otherwise

The accounting principles applied are set forth on pages 43 and 44.

The cash flow can best be explained by the following schedule:

	autonomous movements	exchange rate differences	acquisitions	divestments	net balance sheet movements
Movements in working capital					
Inventories	(56.0)	(13.9)	(22.6)	79.0	**(13.5)**
Accounts receivable and prepayments	(130.0)	(16.7)	(14.8)	181.7	**20.2**
Accounts payable, accrued liabilities and other current liabilities	89.9*	14.8	20.9	(120.0)	**5.6**
	(96.1)	(15.8)	(16.5)	140.7	**12.3**
Movements in provisions	(17.4)	0.5	3.1	(1.8)	**(15.6)**
Movements in financing and banks					
Long-term liabilities	11.3	9.8	3.7	(17.5)	**7.3**
Bank overdrafts	277.4	9.4	-	(3.5)	**283.3**
Current portion of long-term debts	112.9	6.5	-	(1.1)	**118.3**
	390.3	15.9	-	(4.6)	**401.6**
The change in cash can be explained as follows					
Banks	34.6	(5.8)	(3.4)	6.1	**31.5**

**Excluding current portion of long-term debts for 112.9*

The other balance sheet movements are explained in the notes to the specific balance sheet accounts.

Notes to the consolidated financial statements

in millions euro, unless stated otherwise

The accounting principles applied are set forth on pages 43 and 44.

Disposal of activities

In April 2001 an agreement was reached with regards to the sale of the US dairy activities (Marigold Foods and Crowley Foods) to National Dairy Holdings L.P., Dallas, Texas, for the sale price of USD 400 million. When it appeared in September that the US anti-trust authorities would not object to the transaction, the sale was completed at the end of September. The bookgain on the sale of 100.9 after taxes is presented as extraordinary income.

For Wessanen the US dairies were a separate segment. The sale of these activities has an important impact on the consolidated income and expenses, assets, liabilities and cash flow, as specified below.

		2001			2000	
	Dairy USA	other activities	total	Dairy USA	other activities	total
Net sales	**952.1**	**3,015.8**	**3,967.9**	1,133.2	2,800.6	3,933.8
Total expenses	**928.7**	**2,918.9**	**3,847.6**	1,084.0	2,696.0	3,780.0
Operating income (EBIT)	**23.4**	**96.9**	**120.3**	49.2	104.6	153.8
Financial income and expenses	**(11.5)**	**(21.0)**	**(32.5)**	(14.8)	(23.7)	(38.5)
Income from ordinary activities	**11.9**	**75.9**	**87.8**	34.4	80.9	115.3
Income taxes	**(4.8)**	**(20.9)**	**(25.7)**	(13.6)	(26.6)	(40.2)
Net income from ordinary activities*	**7.1**	**55.0**	**62.1**	20.8	54.3	75.1
Total assets	**-**	**1,386.1**	**1,386.1**	387.2	1,360.5	1,747.7
Total liabilities	**-**	**800.0**	**800.0**	165.6	1,109.0	1,274.6
Cash flow from						
operating activities	**3.5**	**100.1**	**103.6**	50.3	88.8	139.1
investing activities	**(13.1)**	**535.0**	**521.9**	(81.2)	(175.8)	(257.0)
financing activities	**39.0**	**(633.0)**	**(594.0)**	70.8	28.0	98.8

* *excluding income from participations and minority interests*

Almost the complete participation in Davide Campari-Milano was sold in July 2001 as part of the floating of Campari on the stock exchange (total sale of 300 for 33.2% of the shares). The sale resulted in an extraordinary income of 117.7 after taxes.

The activities of Golden Foods International Co., Ltd (Thailand) and Golden Foods Marketing GmbH (Germany) were sold in December 2001 to Grampian Country Food Group Ltd. Both companies were part of the Convenience Food division. Net sales and operating result of Golden Foods in 2001 were 79.5 and 12.2 respectively. The sale resulted in an extraordinary expense of 23.6 after taxes.

Financial information by segments

The company's activities are carried out by five separate business segments: Natural & Specialty Foods North America, Natural & Specialty Foods Europe, Convenience Food, Cereals and Dairy Europe. The most important financial data regarding these segments are given below.

	net sales		operating result (EBIT)		book value operating assets	
	2001	2000	2001	2000	2001	2000
Natural & Specialty Foods North America[1]	**1,907.0**	1,932.4	**55.5**	58.7	**600.2**	593.8
Natural & Specialty Foods Europe	**343.5**	124.4	**19.6**	5.9	**136.3**	101.2
Convenience Food	**241.9**	206.3	**19.8**	9.8	**83.3**	103.9
Cereals	**231.1**	232.6	**11.9**	20.5	**142.0**	136.4
Dairy Europe	**292.3**	304.9	**1.1**	20.2	**142.2**	152.3
Dairy USA[1]	**952.1**	1,133.2	**23.4**	49.1	**-**	321.1
Non-allocated[2]	**-**	-	**(11.0)**	(10.4)	**282.1**	339.0
Total	**3,967.9**	3,933.8	**120.3**	153.8	**1,386.1**	1,747.7

	operational liabilities		depreciation		net capital expenditures		average number of employees	
	2001	2000	2001	2000	2001	2000	2001	2000
Natural & Specialty Foods North America[1]	**150.1**	139.2	**12.1**	11.8	**44.0**	26.8	**6,489**	6,515
Natural & Specialty Foods Europe	**84.2**	66.8	**3.5**	0.6	**3.1**	0.6	**1,959**	824
Convenience Food	**30.6**	36.2	**7.0**	7.0	**3.4**	5.7	**4,281**	4,623
Cereals	**47.4**	49.0	**11.9**	12.0	**15.1**	10.6	**1,328**	1,364
Dairy Europe	**74.5**	64.7	**6.9**	8.3	**3.9**	4.0	**710**	791
Dairy, USA[1]	**-**	59.8	**12.8**	18.3	**13.1**	31.1	**2,290**	3,536
Non-allocated	**409.9**	855.1	**-**	-	**-**	-	**57**	53
Total	**796.7**	1,270.8	**54.2**	58.0	**82.6**	78.8	**17,114**	17,706

1) adjusted for comparison purposes
2) including amortization of goodwill and capitalized goodwill.

The segment information above relates to the operating activities of the respective segments. Non-operating results, assets and liabilities such as financing and tax-related items have not been allocated to segments. The same applies to amortization of goodwill.

Geographic segments

The geographic analyses of net sales are based upon the location of customers. The geographic analyses of operating assets and capital expenditure are based upon the location of assets.

	net sales		book value operating assets		net capital expenditures	
	2001	2000	2001	2000	2001	2000
The Netherlands	**150.0**	112.3	**186.0**	165.8	**4.6**	6.9
Other European countries	**917.1**	722.7	**358.4**	329.0	**20.5**	13.2
USA and Canada	**2,859.7**	3,066.3	**598.4**	880.9	**57.1**	57.9
Other countries	**41.1**	32.5	**5.5**	33.0	**0.4**	0.8
Non-allocated	**-**	-	**237.8**	339.0	**-**	-
Total	**3,967.9**	3,933.8	**1,386.1**	1,747.7	**82.6**	78.8

Personnel expenses

	2001	2000
Wages and salaries	**441.1**	465.5
Social security charges	**103.7**	100.7
Pension costs	**19.1**	18.6
	563.9	584.8

Pension costs are mainly charged by pension funds and are based on actuarial calculations. The average number of employees in 2001 amounted to 17,114 (2000: 17,706). A remuneration of EUR 137,000 for the five members of the Supervisory Board was charged to the 2001 results (2000: EUR 101,000). The total remuneration borne by the company with regard to the three statutory directors amounted to EUR 3,419,000 (2000: EUR 2,392,000), of which EUR 1,106,000 (2000: EUR 292,000) pension costs.

Other income and expenses

	2001	2000
Selling, advertising and promotion costs	**201.6**	180.9
Delivery, excluding personnel costs	**193.9**	189.9
Other	**206.7**	182.9
	602.2	553.7

Taxes on income from ordinary activities

The taxes on income from ordinary activities were 25.7 (2000: 40.2) being 29.3% (2000: 34.9%).
The most important components of the tax expenses are as follows:

	2001	2000
Current tax expenses	**17.1**	21.0
Deferred taxation relating to temporary differences	**7.6**	14.2
Deferred taxation relating to tax loss carry forward	**1.5**	5.7
Other	**(0.5)**	(0.7)
Total	**25.7**	40.2

The operating activities are subject to income taxes in various countries with tax rates between 30% and 44%. The reconciliation of the effective tax and the average tax in the various countries is as follows:

	2001	2000
Weighted average of legal tax rates*	**39.0%**	39.4%
Tax effects of		
utilization of unrecognized tax losses	**(1.8%)**	(0.7%)
unrecognized tax losses for the year	**1.6%**	2.4%
non-deductible amortization of goodwill	**1.7%**	-
non-deductible expenses and tax exempt income	**(1.9%)**	0.8%
group financing income	**(3.9%)**	(4.9%)
other	**(5.4%)**	(2.1%)
Effective tax rate	**29.3%**	34.9%

** The weighted average legal tax rate is based on the result from ordinary activities before taxes at the legal tax rate in the various countries.*

Extraordinary income after taxes

Extraordinary income relates to:

100.9, gain from the divestment of the US dairies (131.4 before taxes). This amount is net of a part of the goodwill paid in the past of 33.5.

117.7, gain on the sole of almost the complete participation in Davide Campari-Milano (134.6 before taxes).

Extraordinary expenses after taxes

The extraordinary expenses relate to:

23.6 after taxes (29.6 before taxes) regarding the sale of the activities of Golden Foods International Co. Ltd (Thailand) and Golden Foods Marketing GmbH (Germany). This amount is net of a part of the goodwill paid in the past (29.6).

30.2 after taxes (44.8 before taxes), mainly regarding restructuring and provisions for restructuring.

The restructuring mainly relates to Natural & Speciality Foods activities in North America.

Earnings per share (EPS)

The EPS figures are calculated by dividing the relevant profit amount by the weighted average number of outstanding shares. In the calculation of these EPS figures the applicable income figures and the weighted average number of outstanding shares are adjusted for the effect of the potential execution of the employee stock options. As the share price at the end of 2001 was lower than the execution prices of all option series, there is no difference between the calculation of the normal EPS and the diluted EPS.

Income statement of the company

Pursuant to Article 402, Title 9, Book 2 of the Dutch Civil Code, the income from participations is presented separately in the company's income statement.

Notes to the consolidated balance sheet as of December 31

After appropriation of 2001 net income, in millions euro

Fixed assets

Intangible fixed assets

The movements of the intangible fixed assets, consisting of the goodwill paid on acquisitions after 2000 are:

	2001
Paid during the year	**105.5**
Amortization of the year	**(4.3)**
Net book value at year end	**101.2**
Accumulated amortization	**4.3**
Historical goodwill	**105.5**

Property, plant and equipment

Movements in property, plant and equipment during 2001 are specified as follows:

	land and buildings	machinery and equipment	other	under construction and prepayments	total 2001	total 2000
Net book value opening balance	178.6	196.5	19.2	47.7	**442.0**	402.3
Translation adjustments	4.9	6.0	0.8	1.8	**13.5**	16.5
Investments	5.2	31.2	10.2	39.0	**85.6**	80.7
Disposal of assets	(1.5)	(0.6)	-	(0.9)	**(3.0)**	(1.9)
Acquisitions/ divestments	(70.2)	(65.0)	(9.0)	(13.1)	**(157.3)**	2.4
Completed constructions	9.6	30.7	22.5	(62.8)	-	-
Depreciation	(9.6)	(35.3)	(9.3)	-	**(54.2)**	(58.0)
Net book value at year end	117.0	163.5	34.4	11.7	**326.6**	442.0
Accumulated depreciation	46.9	142.2	11.6	-	**200.7**	243.2
Historical cost	163.9	305.7	46.0	11.7	**527.3**	685.2

Financial fixed assets

Movements in financial fixed assets are as follows:

	participations	deferred tax receivables	other long-term receivables	total financial fixed assets
Net book value at opening balance	176.1	100.3	15.6	292.0
Income from participations	12.9	-	-	12.9
Dividends received	(9.2)	-	-	(9.2)
Movements due to acquisitions	2.5	(3.8)	-	(1.3)
Additions	-	11.2	7.3	18.5
Divestments	(151.0)	(33.5)	(2.6)	(187.1)
Transferred to current assets - securities	(9.0)	-	-	(9.0)
Translation adjustments	-	4.1	0.5	4.6
Loans repayment	-	-	(7.1)	(7.1)
Consolidated	(2.6)	-	-	(2.6)
Other movements	(3.8)	(11.9)	-	(15.7)
Net book value at year end	15.9	66.4	13.7	96.0

The deferred tax liabilities and deferred tax assets comprise of:

	2001	2000
Tax deductable goodwill	**51.0**	102.0
Depreciation differences on property, plant and equipment	**(22.1)**	(32.9)
Provisions	**17.5**	11.4
Loss carry forward	**13.9**	12.7
Other tax differences	**4.3**	(2.9)
	64.6	90.3
Classified as deferred tax receivables	**66.4**	100.3
Classified as deferred tax liabilities	**1.8**	10.0

Other long-term receivables relate mainly to loans. The fair value of the loans is approximately equal to the book value.

Current assets

	2001	2000
Inventories		
Trade inventories, finished products	**312.0**	347.6
Raw materials and supplies	**28.9**	47.2
Semi-finished products	**19.6**	21.5
Prepayments on inventories	**1.9**	2.1
	362.4	418.4
Accounts receivable and prepayments		
Trade receivables	**361.6**	468.3
Other accounts receivable and prepayments	**83.7**	121.0
	445.3	589.3
Cash		
Banks and cash	**40.6**	6.0

Cash is defined as cash, current accounts at banks and cash equivalents consisting of highly liquid short-term deposits. These are recorded at nominal value.

Shareholders' equity	2001	2000
Balance at beginning year	**473.1**	561.0
Net income	**239.0**	98.2
Translation adjustments	**2.0**	30.7
Goodwill	**51.0**	(149.9)
Reduction share capital	**(134.0)**	-
Purchase of own shares for stock options	**(5.8)**	(22.2)
Dividend	**(43.0)**	(50.3)
Increase resulting from stock dividend and exercise of stock options	**3.8**	5.6
Balance at year end	**586.1**	473.1

For further information see notes to the unconsolidated financial statements of the company.

Provisions	2001	2000
Deferred tax liabilities	**1.8**	10.0
Pensions and early retirement	**4.9**	10.7
Reorganizations	**31.6**	10.5
Other provisions	**16.9**	6.6
	55.2	37.8

Deferred tax liabilities arise primarily from temporary differences between the accounting and tax valuation of property, plant and equipment, inventories and provisions. The provision is based upon the standard tax rates applicable in the various countries and is of a long-term nature.

The provision for pensions, which is primarily of a long-term nature, is stated at present value using a discount rate based on actuarial calculations and covers pension commitments not vested in the company's pension funds or industry pension funds. All other pension commitments are covered by the company's pension funds or industry pension funds.

The provision for early retirement is of a long-term nature and is not vested in the company's pension funds or industry pension funds. This provision is stated at present value based on market interest rate and life expectancies. The provision is decreasing due to a gradual shift from early retirement schemes to flexible pension settlements.

Reorganization provisions are mainly of a short-term nature.
Movements in the provisions during 2001 were as follows:

	pensions and early retirement	reorganizations	other provisions
Balance at beginning year	10.7	10.5	6.6
Additions charged against income	-	24.9	1.2
Additions resulting from acquisitions	2.0	-	2.2
Expenses during the year	(0.2)	(2.7)	(0.4)
Divestments	(8.1)	-	7.3
Release of prior year provisions	-	(1.1)	-
Translation adjustments	0.5	-	-
Balance at year end	4.9	31.6	16.9

Other provisions are mainly for claims and are predominantly of a long-term nature.
Provisions related to specific assets are deducted from the carrying amount of those assets.

Long-term liabilities
The composition of the long-term liabilities and their maturity is as follows:

	amount outstanding		maturing after 5 years	
	2001	2000	2001	2000
Amounts owed to credit institutions				
fixed interest rates	**-**	6.2	**-**	4.2
floating interest rates	**0.2**	17.0	**-**	3.9
Other interest bearing liabilities				
fixed interest rates	**175.6**	157.1	**1.7**	2.4
floating interest rates	**4.9**	11.7	**3.3**	8.7
	180.7	192.0	**5.0**	19.2

The other interest bearing liabilities are mainly denominated in US dollars.
Payments due in 2002 are included in current liabilities.

The weighted average maturity of loans outstanding as of December 31, 2001, is 3.5 years (2000: 3.1 years) and the average interest rate is 7.8% (2000: 7.5%).

Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of amounts due within one year and are specified as follows:

	2001	2000
Current portion of long-term liabilities	**4.0**	116.9
Income tax liabilities	**16.1**	10.7
Other tax liabilities and social securities payable	**5.0**	6.8
Pensions payable	**2.8**	3.0
Dividends payable	**31.2**	37.3
Other accrued expenses and other liabilities	**154.1**	169.6
	213.2	344.3

Financial instruments
Summarized below is additional information about the primary financial instruments and derivatives that are used to manage foreign exchange and interest rate risks.

Foreign exchange risk
Foreign exchange instruments are used to limit currency exposure. Apart from covering existing foreign exchange positions, foreign exchange instruments are also used to hedge future positions that are likely to materialize e.g. the purchase of raw materials and the sale of products in export markets, but also certain anticipated incidental transactions. These foreign exchange exposures are covered through currency options and forward contracts.

At year end 2001 the outstanding amounts on foreign currency purchase and sell contracts were 144.3 and 285.3 respectively. These purchase and sell contracts relate to US dollar against the euro for 94.4 and 222.4 respectively and relate to Thai baht against the euro for 30.7 and 30.7 respectively. At the end of 2001 the market value of the forward contracts represents an unrealized gain of 0.4. At the end of 2001 currency option sell contracts amounting to 4.1 were outstanding, with an unrealized gain of 0.1.

The translation exposure relating to the net investment in foreign group companies and the related long-term group financing are not hedged.

Interest rate risk

In principle, the company finances the fixed assets and a part of the current assets with equity and long-term fixed rate debt. The remainder of current assets is financed by short-term debt, such as short-term borrowings with floating interest rates. In order to manage the risk of the floating interest rates the company has the possibility to enter into swap contracts and Forward Rate Agreements (FRAS). At the end of 2001 the company covered the floating interest rate risk of the short-term debts of USD 20 million, through a combination of interest option contracts.

Credit risk

The credit risk on financial instruments consists of the loss that would occur if counterparties do not honor their contractual obligations. The company's activities involve the distribution, marketing and production of food products primarily in partnership with retail customers. As a consequence, a concentration of credit risk exists in the supermarket channel. With regard to financial transactions it is the company's policy to trade only with reliable and solid financial institutions, which reduces the risk of counterparties being unable to meet their contractual obligations. A maximum credit risk at December 31, 2001, for on-balance sheet instruments is equal to the book value. The maximum credit risk at December 31, 2001, for off-balance sheet instruments is minimal.

Fair value of financial assets and liabilities

There are no important variances in the fair value of financial assets and liabilities apart from the balance sheet items below:

	fair value		carrying amount	
	2001	2000	2001	2000
Long-term liabilities	**200.5**	203.4	**180.7**	192.0
Currency exchange agreements (net)	**0.4**	32.2	**0.5**	1.0

The methods and assumptions for calculation of the market values are:

- long-term liabilities: the fair value is calculated on the basis of the net present value of the expected future cash flows, relating to these instruments.
- currency exchange agreements: the fair value is the amount that the company would receive or pay to terminate the exchange agreements, taking into account currency exchange rates and remaining maturities.

Contingent liabilities and commitments not included in the balance sheet

Total long-term rental and lease commitments amount to 152.0 (2000: 218.7), of which 35.0 is payable in 2002 and 31.1 after 2006. The net present value of the future rental and lease payments is 129.9 (2000: 186.0) calculated based on market interest rates.

With regard to non-consolidated participations no guarantees were issued.

Commitments to purchase property, plant and equipment as of December 31, 2001, amounted to 0.2 (2000: 2.7).

Income statement of the company

in millions euro

	2001	2000
Income from participations	**240.6**	98.6
Other income and expenses	**(1.6)**	(0.4)
Net income after taxes	**239.0**	98.2

Appropriation of net income*

	2001	2000
Transferred to reserves	**196.0**	47.9
Dividend	**43.0**	50.3
	239.0	98.2

* *Appropriation of net income for 2001 is described on page 67.*

Balance sheet of the company as of December 31

After appropriation of 2001 net income, in millions euro

	2001	2000
Financial fixed assets	**735.4**	552.0
Current assets	**5.4**	25.7
	740.8	577.7

	2001	2000
Shareholders' equity	**586.1**	473.1
Current liabilities	**154.7**	104.6
	740.8	577.7

Notes to the balance sheet of the company as of December 31

in millions euro, unless stated otherwise

The accounting principles on pages 43 and 44 and the consolidated financial statements on pages 45 through 59 form an integral part of these notes.

	2001	2000
Financial fixed assets		
(investments in group companies)		
Balance at beginning year	**552.0**	583.3
Net income	**240.6**	98.6
Goodwill	**51.0**	(149.9)
Translation adjustments	**2.0**	30.7
Dividend	**(145.0)**	-
Capital increase	**35.0**	-
Other movements	**(0.2)**	(10.7)
Balance at year end	**735.4**	552.0

Investments in group companies are stated at net asset value, which is determined on the basis of the company's accounting principles as described on pages 43 and 44.

	2001	2000
Current assets		
Receivables from group companies	**3.3**	23.6
Other receivables	**2.1**	2.1
	5.4	25.7

	2001	2000
Shareholders' equity		
Share capital	**72.6**	78.7
Paid-in capital	**99.9**	166.3
Translation adjustments reserve	**68.0**	66.0
Legal reserve	**6.0**	67.1
General reserve	**339.6**	95.0
	586.1	473.1

Exchange rate differences arising from the translation of the financial statements of foreign group companies and related foreign currency borrowings are recorded as a separate component of shareholders' equity.

	2001	2000
Share capital		
Balance at beginning year	**78.7**	78.2
Redenomination share capital	**8.0**	-
Transfer from paid-in capital	**66.1**	-
Repayment of share capital	**(74.2)**	-
Purchase and cancellation of shares	**(6.0)**	-
Increase resulting from dividend and exercised options	-	0.5
Balance at year end	**72.6**	78.7

On December 24 the shares are redenominated, the par value is from now on EUR 1.00. The number of EUR 1.00 par value common shares issued and outstanding at December 31, 2001, amounts to 72,588,501 (2000: 86,724,613 of EUR 0.91).
The members of the Executive Board do not own any common shares or depository receipts in the company.

Share reduction program

As a consequence of the share reduction program of 2001 both the share capital and the paid-in capital changed, as approved by the General Meeting of Shareholders held in October and completed in December 2001. The first step involved the increase of the share capital of Wessanen by 66.1 and a corresponding reduction of the paid-in capital. The second step concerned the decrease of the par value of the common shares to EUR 0.90 and the repayment of EUR 0.92 (per share) in cash from the share capital to the shareholders (total amount of repaid share capital: 74.2). The third step was the increase of the par value by EUR 0.10 to EUR 1.00 resulting in a reduction of the amount of issued shares (9 'new' shares for 10 'old' shares equals a reduction of 10 %).
In addition, 6,070,723 shares are purchased in order to reduce the share capital.

Paid-in capital	2001	2000
Balance at beginning year	**166.3**	166.8
Transfer to share capital	**(66.1)**	-
Shares issued and charged to paid-in capital and other movements	**(0.3)**	(0.5)
Balance at year end	**99.9**	166.3

All of the paid-in capital is distributable. Under Dutch tax legislation, a distribution in the form of shares is tax-exempt for the recipient if the recipient is subject to personal income tax in the Netherlands.

Translation adjustments reserve	2001	2000
Balance at beginning year	**66.0**	35.3
Realized on divestments	**(13.1)**	-
Movements in current year	**15.1**	30.7
Balance at year end	**68.0**	66.0

Legal reserve	2001	2000
Balance at beginning year	**67.1**	51.7
Released by sale of Davide Campari-Milano	**(65.8)**	-
Transfer from the general reserve	**4.7**	15.4
Balance at year end	**6.0**	67.1

General reserve	2001	2000
Balance at beginning year	**95.0**	229.0
Redenomination of share capital	**(8.0)**	-
Net income	**239.0**	98.2
Goodwill on acquisitions before 2001	**51.0**	(149.9)
Reduction of share capital	**(53.5)**	-
Purchase of own shares (net)	**(5.8)**	(22.2)
Dividend	**(43.0)**	(50.3)
Exercised personnel options	**3.8**	-
Transfer from stock dividend	**-**	5.6
Released legal reserve by sale of Davide Campari-Milano	**65.8**	-
Transfer to the legal reserve	**(4.7)**	(15.4)
Balance at year end	**339.6**	95.0

Stock option plan

The company has a stock option plan, whereby each option represents one share. The plan has been set up to increase the employees' commitment to the company. Options have been granted to over 400 employees (2000: 300 employees) at the market price prevailing at the time the options were granted. The employee options carry no vesting period and lapse after 5 years or upon earlier departure of the employee.

Wessanen Code of Conduct

The participants to the stock option plan are bound by regulations in order to prevent the abuse of insider information.

Purchase of own shares

To prevent dilution of earnings per share due to the exercise of stock options, 650,570 shares were purchased in 2001 for 9.0. The purchase costs were deducted from other reserves.

As of 2001 year end the following number of options were outstanding:

issued in	balance year end 2000	issued in 2001	exercised	expired	balance year end 2001	exercise price (in euro)	to be exercised before
Executive Board							
(incl. former members)							
September 1996	133,000	-	54,000	79,000	-	11.84	
April 1997	165,000	-	-	-	**165,000**	15.38	April 2002
March 1998	147,500	-	-	-	**147,500**	15.11	March 2003
August 1999	60,000	-	-	-	**60,000**	11.90	August 2004
April 2000	100,000	-	-	-	**100,000**	10.00	April 2005
April 2001	-	130,000	-	-	**130,000**	12.75	April 2006
	605,500	130,000	54,000	79,000	**602,500**		
Other employees							
September 1996	111,712	-	75,400	36,312	-	11.84	
April 1997	268,500	-	-	5,675	**262,825**	15.38	April 2002
March 1998	375,625	-	-	-	**375,625**	15.11	March 2003
August 1999	293,010	-	69,350	5,700	**217,960**	11.90	August 2004
April 2000	414,080	-	116,425	13,150	**284,505**	10.00	April 2005
April 2001	-	458,875	5,600	14,275	**439,000**	12.75	April 2006
May 2001	-	56,320	-	8,545	**47,775**	14.05	May 2006
	1,462,927	515,195	266,775	83,657	**1,627,690**		
Total	2,068,427	645,195	320,775	162,657	**2,330,190**		

The average term of exercised stock options is 2.7 years. If all stock options are exercised, shareholders' equity will increase by 29.6 (2000: 26.8).

The movements of shares held against stock options are:

Balance at beginning year	2,084,147	shares
Balance of purchased and sold shares	508,062	shares
Reduction of share capital	(227,959)	shares
Option rights exercised	(320,775)	shares
Balance at year end	2,043,475	shares

	2001	2000
Current liabilities		
Dividends payable	**31.2**	37.3
Liabilities to group companies	**119.5**	63.5
Other liabilities	**4.0**	3.8
	154.7	104.6

Current liabilities are due within one year.

Contingent liabilities and commitments not included in the balance sheet

The company has assumed liability for debts of group companies, up to a total of 278.0 (2000: 386.0). The related guaranteed debts are included in the consolidated balance sheet for an amount of 278.0 (2000: 386.0).

The company has also assumed liability for the Dutch group companies of which the financial statements have been included in the consolidated financial statements, as provided for in Article 403, sub 1, Title 9, Book 2 of the Dutch Civil Code. This implies that these group companies are not required to prepare their financial statements in every respect in accordance with Title 9 of Book 2 and are not required to publish these.

Amstelveen, February 21, 2002

Supervisory Board

G. van Schaik, chairman
H. Wiegel, vice-chairman
J.A.N. van Dijk
F.H.J. Koffrie
K.J. Storm

Executive Board

A.M. Zondervan, chairman
N.J.M. Kramer
R.A. Thorne

Additional information

Auditors' report

Introduction

We have audited the financial statements of Koninklijke Wessanen nv, Amstelveen, the Netherlands, for the year 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2001, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amstelveen, February 21, 2002

KPMG *Accountants* N.V.

Appropriation of 2001 net income

in millions euro, unless stated otherwise

From the net income of 239.0, an amount of 196.0 will be transferred to the general reserve, after which 43.0 is available for distribution.

The remaining amount is proposed to be paid to holders of common shares as cash dividends of EUR 0.58 per share.

If the Annual General Meeting of Shareholders adopts the financial statements as presented, then the dividend for 2001 will be payable as follows: effective September 12, 2001, the interim dividend of EUR 0.15 per share and effective April 17, 2002, the final dividend.

Amstelveen, February 21, 2002

Executive Board

Note:

Appropriation of net income as provided for by the Articles of Association

Article 31 of the company's Articles of Association describes the following provisions with respect to the appropriation of net income:

1. Out of the income earned in the past financial year shall first be paid, if possible, a dividend on the preference shares (sub1).
2. The Executive Board shall then, with the approval of the Supervisory Board, determine what part of the income remaining after the application of sub 1 is to be appropriated to reserves (sub 3).
3. The part of the income remaining after the appropriation to reserves shall be distributed as dividend on the ordinary shares (sub 4).
4. If a loss is recorded in any year, no dividend shall be distributed for that year. No dividend may be paid in subsequent years until the loss has been defrayed out of the income (sub 5).

Special rights conferred by the Articles of Association

The object of the 'Stichting Preferente aandelen Koninklijke Wessanen' (Trust) shall be the safeguard of the interests of the public limited liability company Koninklijke Wessanen nv, established at Amsterdam, hereinafter referred to as 'the Company', the enterprise associated therewith and all concerned, and also to resist as far as possible any influences which might prejudice among others the continuity, independence or identity, contrary to the aforementioned interests. The Trust tries to reach this object by acquiring preference and other shares of the Company and by exercising the rights attached to those shares. The alienation, encumbrance or in any other manner disposal of shares falls outside this scope, with the exception of alienation to the Company itself or to a group to be designated by the Company, with which it is associated, and cooperation to repayment on and withdrawal of shares.

Two agreements with the Trust have been made in respect of issuance of preferred stock.

No preferred stock had been issued at the balance sheet date.

The Board of the Trust consists of five members, three of whom are 'A' members and two 'B' members. The 'A' members are appointed by the Board of the Trust and the 'B' members are appointed by the Supervisory Board of the company. The 'A' members are Messrs N.J. Westdijk, J.M.M. Maeijer and P. Bouw. The 'B' members are Messrs G. van Schaik and A.M. Zondervan.

According to the schedule Mr. G. van Schaik will resign as 'B' member. In line with the statutory regulations regarding age Mr. Van Schaik is not eligible for reappointment. Mr. G. van Schaik will be succeeded by Mr. K.J. Storm.

In the joint opinion of the Company and the Board of the Trust, the Trust is independent of the company as set out in Annex X to the regulations of Euronext Amsterdam NV, Amsterdam.

Amsterdam, January 31, 2002
Koninklijke Wessanen nv
Stichting Preferente aandelen Koninklijke Wessanen

Report of the Trust 'Stichting Administratiekantoor van aandelen Koninklijke Wessanen'

To the holders of depositary receipts of ordinary shares in Koninklijke Wessanen nv.

The trust conditions under which the above-mentioned depositary receipts are issued by the undersigned, have been established by means of a deed, most recently amended on December 21, 2001, before Mr. G.W.Ch. Visser, civil law notary in Amsterdam. Holders of depositary receipts may obtain copies of these conditions free of charge from the undersigned, as well as from the N.V. Algemeen Nederlands Trustkantoor ANT in Amsterdam.

In compliance with article 15 of the trust conditions the undersigned hereby notes that the activities during the financial year 2001 consisted of holding in its name, acquiring and taken into administration ordinary shares in Koninklijke Wessanen nv, with a nominal value of EUR 1.00, and the issuing in respect thereof of exchangeable bearer depositary receipts, as well as when necessary the exchange of depositary receipts for ordinary shares, all with due regard to the provisions of the Articles of Association of Koninklijke Wessanen nv, and furthermore the exercise of the rights attached to the shares, including the voting rights at the Annual General Meeting of Shareholders.

On December 31, 2001, the total nominal value of the administered shares in Koninklijke Wessanen nv in exchange for which depositary receipts were issued was EUR 72,186,990, which is a decrease of EUR 14,041,891, compared to December 31, 2000. This amount relates to EUR 6,070,723 on the réduction of outstanding share capital to optimize the capital structure and to EUR 8,020,779 on the reversed stock-split. Furthermore, depositary receipts with an aggregate nominal value of EUR 22 were accepted for exchange into ordinary shares and depositary receipts for EUR 49,633 were issued and were issued and registered in the name of the Trust.

The final dividend for 2000 and the interim dividend for 2001, which were declared by the Company on April 18 and September 12, 2001, respectively, were made payable on the depositary receipts issued by the Trust on these same dates.

During the financial year the members of the Board of Directors of the Trust have acquainted themselves on a regular basis with the position of the Company by means of the information provided to shareholders. After publication of the 2000 annual report the members of the Board met with the Executive Board of the Company on April 2, 2001 to prepare for the Annual General Meeting of Shareholders. Wessanen participates in a project with regard to proxy solicitation, which is executed by the 'Stichting Communicatiekanaal Aandeelhouders' (Communication Channel). In this context, it has been decided, as was already the case in 2001, to give holders of depositary receipts in 2002 the opportunity to give voting instructions via the Communication Channel. In addition, holders of bearer depository receipts attending the meeting of shareholders can obtain voting rights for the duration of the meeting by temporarily exchanging their bearer depository receipts in shares, as a result of which they can exercise voting rights as shareholder.

By rotation, Messrs. G. van Schaik and J.J.C. Alberdingk Thijm will resign from the Board this year. In accordance with the age limit laid down in the Articles of Association Messrs. Van Schaik and Alberdingk Thijm are not eligible for reappointment. Mr. G. van Schaik will be succeeded by Mr. K.J. Storm.

Amsterdam, January 31, 2002

Stichting Administratiekantoor van aandelen
Koninklijke Wessanen,
Board of Directors
J.J.C. Alberdingk Thijm, chairman*
*G. van Schaik**, secretary*
*A.J. Kranendonk**
*H. Langman**

* *board member A*
** *board member B*

Statement

The Executive Board of Koninklijke Wessanen nv and the Board of Directors of 'Stichting Administratiekantoor van aandelen Koninklijke Wessanen' hereby state that in their joint opinion the Board of Directors of the Trust has complied with the requirements with respect to the independence of the members of the Board of Directors as set out in Annex X to the regulations of Euronext Amsterdam nv, Amsterdam.

Amsterdam, January 31, 2002

Executive Board Koninklijke Wessanen nv,
Board of Directors Stichting Administratiekantoor van aandelen Koninklijke Wessanen

Condensed consolidated income statement

in millions euro, unless stated otherwise

	2001	2000	1999	1998	1997	1996	1995	1994	1993
Net sales	**3,967.9**	3,933.8	3,016.0	2,620.1	2,534.7	2,130.4	2,098.9	2,242.6	2,171.5
Operating expenses	**(3,843.3)**	(3,780.0)	(2,895.5)	(2,524.0)	(2,393.4)	(2,011.3)	(1,968.0)	(2,093.0)	(2,045.3)
Operating result before amortization of goodwill (EBITA)	**124.6**	153.8	120.5	96.1	141.3	119.1	130.9	149.6	126.2
Amortization of goodwill	**(4.3)**	-	-	-	-	-	-	-	-
Operating result after amortization of goodwill (EBIT)	**120.3**	153.8	120.5	96.1	141.3	119.1	130.9	149.6	126.2
Financial income and expenses, net	**(32.5)**	(38.5)	(20.1)	(24.5)	(22.2)	(15.2)	(18.8)	(8.5)	(0.9)
Income from ordinary activities before taxes	**87.8**	115.3	100.4	71.6	119.1	103.9	112.1	141.1	125.3
Taxes	**(25.7)**	(40.2)	(39.0)	(28.6)	(43.9)	(34.6)	(36.3)	(42.6)	(38.5)
Income from participations and minority interests	**12.1**	23.1	20.2	27.2	16.9	14.4	16.2	16.8	26.9
Income from ordinary activities after taxes	**74.2**	98.2	81.6	70.2	92.1	83.7	92.0	115.3	113.7
Income from ordinary activities after taxes before amortization of goodwill	78.5	98.2	81.6	70.2	92.1	83.7	92.0	115.3	113.7
Extraordinary income and expenses after taxes	**164.8**	-	-	69.1	-	(9.0)	1.3	-	(22.7)
Net income	**239.0**	98.2	81.6	139.3	92.1	74.7	93.3	115.3	91.0

Condensed consolidated balance sheet

in millions euro, unless stated otherwise

	2001	2000	1999	1998	1997	1996	1995	1994	1993
Current assets *	**821.7**	1,007.7	813.0	548.8	739.2	597.2	516.3	562.3	707.6
Current liabilities *	**449.1**	651.9	435.2	300.0	377.0	305.3	294.4	324.8	420.4
Working capital	**372.6**	355.8	377.8	248.8	362.2	291.9	221.9	237.5	287.2
Fixed assets	**523.8**	734.0	661.2	535.9	537.6	528.8	512.8	528.1	459.7
Capital employed	**896.4**	1,089.8	1,039.0	784.7	899.8	820.7	734.7	765.6	746.9
Financed by:									
group equity	**589.4**	476.9	561.8	583.7	532.1	525.2	491.6	509.9	543.9
provisions	**55.2**	37.8	39.3	52.5	55.6	60.0	74.3	73.1	87.3
long-term liabilities	**180.7**	192.0	253.9	145.9	115.8	101.7	87.8	125.7	91.5
short-term finance	**71.1**	383.1	184.0	2.6	196.3	133.8	81.0	56.9	24.2
	896.4	1,089.8	1,039.0	784.7	899.8	820.7	734.7	765.6	746.9
Shareholders' equity as a percentage of total assets	**42.3%**	27.1%	37.6%	54.2%	40.8%	46.0%	47.4%	45.7%	45.6%
Income from ordinary activities after taxes before amortization of goodwill as a percentage of average shareholders' equity	**13.7%**	18.8%	14.0%	12.8%	18.1%	16.4%	19.5%	22.2%	20.4%
per share (in euro)	**0.94**	1.16	0.95	0.82	1.08	1.01	1.13	1.44	1.39

* *excluding short-term finance*

Shareholders' information

Shares of Koninklijke Wessanen nv with a nominal value of EUR 1.00 are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRS are traded in the United States.

Key dates

The dividend over the financial year 2001 will be determined at the Annual General Meeting of Shareholders on April 3, 2002. The share price will be quoted ex-dividend as of April 5, 2002. The 2001 final dividend will be payable as of April 17, 2002. The 2002 half year results will be published on August 28, 2002, and the full-year results on February 20, 2003. The Annual General Meeting of Shareholders in the year 2003 is planned for April 2. During 2002, meetings for analysts and investors will be organized in various countries.

Earnings per share and development of the share price

Earnings from ordinary activities and dividend per share developed as follows

in euro	net income	dividend	highest share price	lowest share price	year end share price
2001	**0.94**	**0.58**	**14.77**	**7.76**	**10.00**
2000	1.16	0.58	15.00	9.20	13.15
1999	0.95	0.58	14.20	9.60	10.80

The average traded volume over all trading days in 2001 amounted to:

- from January 1 through October 28: 429,329 (double-counted)
- from October 29 through December 31: 105,085 (single-counted)

The Act on the Disclosure of Control over Listed Companies

According to the 1991 Act on the Disclosure of Control over Listed Companies, the company received no notices of new holdings in 2001. Shareholders with an interest of more than 5% are ING Groep N.V., Commercial Union Assurance PLC and Dexia Bank Nederland NV; Campina UA holds an interest of more than 10%.

Investor Relations and Corporate Development & Communications

Timo de Grefte
Phone +31 (0)20 547 95 29
Fax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com

Addresses

The Netherlands
Head office
Koninklijke Wessanen nv
Prof EM Meijerslaan 2
1183 AV Amstelveen
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet www.wessanen.com

Natural & Specialty Foods
Tree of Life Europe
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone +31 (0)13 462 55 05
Fax +31 (0)13 462 55 39
E-mail info@tol-europe.com

Boas BV
Stephensonstraat 40
2723 RN Zoetermeer
Phone +31 (0)79 344 26 00
Fax +31 (0)79 331 01 61
E-mail info@boas.nl
Internet www.boas.nl

Natudis BV
Daltonstraat 38
3846 BX Harderwijk
Phone +31 (0)341 46 42 11
Fax +31 (0)341 42 57 04
E-mail info@natudis.nl
Internet www.natudis.nl

Cereals
Dailycer BV
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone +31 (0)13 462 55 25
Fax +31 (0)13 463 08 05
E-mail dailycer@wxs.nl
Internet www.dailycer.com

Delicia BV
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone +31 (0)13 462 55 25
Fax +31 (0)13 463 08 05
E-mail info@delicia-nl.com
Internet www.delicia.nl

Convenience Food
Beckers BV
Jules Verneweg 84
5015 BM Tilburg
Phone +31 (0)13 583 52 00
Fax +31 (0)13 583 52 99
E-mail info@beckers-nl.com
Internet www.beckers.nl

Zuivel
Leerdammer Company BV
Steenovenweg 4
4145 KK Schoonrewoerd
Phone +31 (0)345 64 83 90
Fax +31 (0)345 64 14 61
E-mail info@leerdammer.com
Internet www.leerdammer.com

Brazil
Natural & Specialty Foods
Wessanen do Brasil Ltda
R. Santa Justina, 352
10° andar - cj. 101/102
CEP 04545-041 Sao Paulo/SP
Phone +55 (0)11 38 42 67 42
Fax +55 (0)11 38 42 08 92
E-mail office@wessanen.com.br
Internet www.wessanen.com.br

Germany
Natural & Specialty Foods
Corposan Holding GmbH
Augustaplatz 4
76530 Baden-Baden
Telephone +49 (0)7221 39 28 71
Fax +49 (0)7221 94 01 85
E-mail info@tartex.de / corposan.holding@t-online.de
Internet www.tartex.com / www.allos.de

Convenience Food
Gelderland Frischwaren GmbH
Rotterdamer Strasse 8
46446 Emmerich/Rhein
Phone +49 (0)2822 60 30
Fax +49 (0)2822 603 89
E-mail post@gelderland.de
Internet www.gelderland.de

Beckers KK-Convenience GmbH
Marienstrasse 3
46325 Borken
Phone +49 (0)2861 94 70
Fax +49 (0)2861 94 72 22
E-mail info@kk-convenience.de
Internet www.kk-convenience.de

France
Natural & Specialty Foods
Distriborg Groupe SA
217, Chemin du Grand Revoyet
69561 Saint Genis Laval Cedex
Phone +33 (0)4 72 67 10 20
Fax +33 (0)4 72 67 10 57
E-mail info@distriborg.com
Internet www.distriborg.com

Cereals
Dailycer
Aux Sentiers d'Etelfay
80500 Faverolles
Phone +33 (0)3 22 78 77 00
Fax +33 (0)3 22 78 05 94
E-mail info@dailycer-fr.com
Internet www.dailycer.com

United Kingdom
Natural & Specialty Foods
Brewhurst Health Food Supplies Ltd.
Abbot Close
Oyster Lane
Byfleet – Surrey KT14 7JP
Phone +44 (0)1932 354 211
Fax +44 (0)1932 357 173
E-mail info@brewhurst.com
Internet www.brewhurst.com

Cereals
Dailycer Ltd
Halesfield 10
Telford, Shropshire TF7 4LY
Phone +44 (0)1952 58 87 77
Fax +44 (0)1952 68 59 55
E-mail info@dailycer-uk.com
Internet www.dailycer.com

Telford Foods Ltd
Haldane, Halesfield 10
Telford, Shropshire TF7 4LY
Phone +44 (0)1952 42 20 00
Fax +44 (0)1952 42 20 21
E-mail enquiries@telfordfoods.com
Internet www.telfordfoods.co.uk

United States
Head office VS
Wessanen USA
405, Golfway West Drive
St. Augustine, FL 32095
Phone +1 (904) 940 2400
Fax +1 (904) 940 2410
Internet www.wessanen.com

Natural & Specialty Foods
Tree of Life, Inc./Gourmet Award Foods
405, Golfway West Drive
St. Augustine, FL 32095
Phone +1 (904) 940 2100
Fax +1 (904) 940 2553
E-mail mailbox@treeoflife.com
Internet www.treeoflife.com

Liberty Richter
400 Lyster Avenue
Saddle Brook, New Jersey 07663
Phone +1 (201) 843 8900
Fax +1 (201) 843 3575
E-mail info@libertyrichter.com
Internet www. libertyrichter.com

American Beverage Corporation
1 Daily Way
Verona, PA 15147
Phone +1 (412) 828 9020
Fax +1 (412) 828 9195
E-mail info@ambev.com
Internet www.ambev.com

Canada

Natural & Specialty Foods

Tree of Life/Gourmet Award Foods
Canada - East
6030 Freemont Boulevard
Mississauga, Ontario L5R 3X4
Phone +1 (905) 507 6161
Fax +1 (905) 507 4357
E-mail mailbox@treeoflife.com
Internet www.treeoflife.com

Tree of Life/Gourmet Award Foods
Canada - West
91 Glacier Street
Coquitlam, British Columbia, V3K 5Z1
Phone +1 (604) 941 8502
Fax +1 (604) 941 8509
E-mail mailbox@treeoflife.com
Internet www.treeoflife.com

Colophon
Design Total Identity, Amsterdam
Printing Hollandia Equipage, Heerhugowaard

Koninklijke Wessanen nv
Prof. E.M. Meijerslaan 2
P.O. Box 410, 1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet www.wessanen.com

Koninklijke Wessanen nv | *Halfjaarbericht* 2002

Strategie

Passie

in

voor

actie

wellness

Koninklijke Wessanen nv
Prof. E.M. Meijerslaan 2
Postbus 410, 1180 AK Amstelveen
Telefoon 020 547 95 47
Fax 020 547 95 01
E-mail info@wessanen-hq.com
Internet www.wessanen.com

Halfjaarcijfers 2002

in miljoenen euro

	Eerste halfjaar 2002	Eerste halfjaar 2001
Geconsolideerde winst- en verliesrekening		
Netto-omzet	**1.449,5**	2.115,7
Bedrijfslasten	**-1.412,9**	-2.052,0
EBITA (Bedrijfsresultaat vóór afschrijving goodwill)	**36,6**	63,7
Afschrijving goodwill	**-4,1**	-0,6
EBIT (Bedrijfsresultaat)	**32,5**	63,1
Financiële baten en lasten	**-8,0**	-23,5
Winst uit gewone bedrijfsuitoefening vóór belastingen	**24,5**	39,6
Belastingen	**-7,4**	-10,4
Aandeel in het resultaat van deelnemingen en aandeel derden	**0,4**	11,9
Nettowinst uit gewone bedrijfsuitoefening	**17,5**	41,1
Nettowinst uit gewone bedrijfsuitoefening vóór afschrijving goodwill	**21,6**	41,7

	30 juni 2002	31 december 2001
Geconsolideerde balans		
Vaste activa	**511,6**	523,8
Vlottende activa	**754,9**	862,3
	1.266,5	1.386,1
Groepsvermogen	**564,0**	589,4
Voorzieningen	**50,2**	55,2
Langlopende schulden	**167,0**	180,7
Kortlopende schulden	**485,3**	560,8
	1.266,5	1.386,1

	Eerste halfjaar 2002	Eerste halfjaar 2001
Kerncijfers		
ROS*	**2,5%**	3,0%
Gemiddeld geïnvesteerd vermogen	**739,1**	991,7
ROI**	**9,9%**	12,7%
Toename economic premium	**-0,9**	-23,3
Gemiddelde goodwill	**568,7**	649,8
ROIC***	**5,6%**	7,7%
Groepsvermogen in procenten van het totale vermogen	**44,5%**	42,5%
EBITDA/interest ratio	**7,2**	4,0
Financiële informatie per aandeel (in eurocent)		
Nettowinst uit gewone bedrijfsvoering vóór afschrijving goodwill	**30,6**	49,3
Nettowinst	**24,8**	48,6
Interimdividend	**15,0**	15,0
Gemiddeld aantal uitstaande aandelen	**70.491.751**	84.571.233
Aantal uitstaande aandelen per 30 juni 2002 resp. 31 december 2001	**72.588.501**	72.588.501

* *EBITA als percentage van de omzet* ** *EBITA als percentage van het gemiddeld geïnvesteerd vermogen exclusief in het verleden betaalde goodwill*

*** *EBITA als percentage van het gemiddeld geïnvesteerd vermogen inclusief in het verleden betaalde goodwill*

	Eerste halfjaar 2002	Eerste halfjaar 2001
Geconsolideerd kasstroomoverzicht		
Operationele activiteiten		
Nettowinst uit gewone bedrijfsuitoefening	**17,5**	41,1
Afschrijvingen op materiële vaste activa	**20,9**	29,9
Afschrijving goodwill	**4,1**	0,6
	42,5	71,6
Mutatie in werkkapitaal en voorzieningen	**41,8**	25,4
Aandeel in resultaat deelnemingen en aandeel derden	**-0,9**	-3,4
Kasstroom uit operationele activiteiten	**83,4**	93,6
Investeringsactiviteiten		
Materiële vaste activa	**-16,2**	-48,4
Financiële vaste activa	**-5,6**	-6,5
Aankoopprijs acquisities	**-13,7**	-53,1
Kasstroom uit investeringsactiviteiten	**-35,5**	-108,0
Financieringsactiviteiten		
Langlopende schulden	**5,5**	-
Kortlopende financiering	**-1,8**	41,2
Inkoop eigen aandelen	**-2,7**	-4,5
Winstuitkeringen	**-31,2**	-37,3
Kasstroom uit financieringsactiviteiten	**-30,2**	-0,6
Kasmutatie	**17,7**	-15,0

	30 juni 2002	31 december 2001
Eigen vermogen		
Stand ultimo vorig boekjaar	**586,1**	473,1
Nettowinst	**17,5**	239,0
Interimdividend	**-9,6**	-12,3
Slotdividend	**-**	-30,7
Goodwill	**-1,6**	51,0
Omrekeningsverschillen	**-27,8**	2,0
Reductie aandelenkapitaal	**-**	-134,0
Inkoop eigen aandelen t.b.v. personeelsopties	**-3,5**	-5,8
Toename door uitgeoefende personeelsopties	**-**	3,8
Stand per 30 juni 2002 resp. 31 december 2001	**561,1**	586,1

Desinvesteringen en Amerikaanse markt beïnvloeden resultaten Wessanen

Kerncijfers
in miljoenen euro, tenzij anders vermeld

	Eerste halfjaar 2002	Eerste halfjaar 2001	pro forma* Eerste halfjaar 2001
Netto-omzet	**1.449,5**	2.115,7	1.458,1
EBITA	**36,6**	63,7	43,2
Nettowinst uit gewone bedrijfsuitoefening vóór afschrijving goodwill	**21,6**	41,7	
Winst per aandeel uit gewone bedrijfsuitoefening vóór afschrijving goodwill (in euro)	**0,31**	0,49	
Kasstroom uit operationele activiteiten	**83,4**	93,6	
Interimdividend (in euro)	**0,15**	0,15	

**Huidige activiteiten, exclusief Amerikaanse zuivelbedrijven, GFI en belang Campari*

Wessanen boekte in de eerste helft van 2002 een omzet van EUR 1.449,5 miljoen. Ten aanzien van de huidige activiteiten is de omzet vrijwel gelijk gebleven aan de eerste helft van 2001. De EBITA van de huidige activiteiten daalde tot EUR 36,6 miljoen (eerste halfjaar 2001: EUR 43,2 miljoen).
De winst per aandeel komt uit op EUR 0,31 (2001 EUR 0,49). De balans verbeterde ten gevolge van een sterke kasstroom.

Commentaar Mac Zondervan, voorzitter van de Concerndirectie
'Zoals wij in februari al aankondigden zijn de resultaten over het eerste halfjaar duidelijk beïnvloed door de desinvesteringen van onze Amerikaanse zuivelbedrijven, GFI en het belang in Campari. Als ik verder naar de resultaten van de bestaande activiteiten kijk ben ik over het algemeen tevreden over Europa. Met name de groei van onze sterke merken in natuurvoeding geeft aan dat we in de goede markt met de juiste merken actief zijn. In de VS ligt dit echter anders. Daar staan wij onder druk. Door de aanhoudende economische recessie daar zijn retailers op zoek naar kostenverlaging. Dit leidt tot omzetverlies en margedruk. Om deze druk het hoofd te bieden zullen we de reeds ingezette reorganisatie intensiveren om onze kostenbasis te verlagen en ons nog meer te richten op onze rol als concurrerende en innovatieve supply chain partner.'

Vooruitzichten 2002
In lijn met de vooruitzichten zoals uitgesproken bij de publicatie van onze jaarcijfers in februari 2002, handhaaft Wessanen haar verwachting voor verdere groei in de resultaten van de Europese kernactiviteiten. Bij het uitspreken van de verwachting betreffende de Amerikaanse activiteiten ging Wessanen uit van economisch herstel in de tweede helft van 2002. Dit herstel lijkt voorlopig uit te blijven. Recente mededelingen over de beëindiging van verkoopcontracten betreffende specialiteiten, welke vanaf de tweede helft van 2002 van kracht zullen zijn, in combinatie met tegenvallende juli-resultaten bij Tree of Life North America, zullen een nog sterkere druk op de resultaten van 2002 geven. Op basis van deze factoren kan Wessanen haar oorspronkelijke vooruitzichten van een winst per aandeel van EUR 0,85 niet handhaven. Dit betekent dat Wessanen voor de huidige activiteiten voor geheel 2002, bij de huidige dollarkoers van EUR 0,98 voor de tweede helft van 2002, een winst per aandeel vóór afschrijving goodwill van EUR 0,71 verwacht, wat is gebaseerd op een nettowinst vóór afschrijving goodwill van EUR 50 miljoen.

Langetermijnstrategie en vooruitzichten 2003
Wessanen richt zich met haar strategie vooral op het versterken van de marktposities door investeringen in sterke merken, het uitbreiden van het distributienetwerk in natuurlijke voeding en specialiteiten, en productinnovatie.

Sinds de implementatie van de wellness strategie in oktober 2000 heeft Wessanen een Europees platform voor natuurlijke voeding en specialiteiten opgebouwd. Tevens zijn de Amerikaanse zuivelactiviteiten, het Thaise GFI, Telford Foods en het belang in Campari succesvol afgestoten, wat heeft geresulteerd in een sterke balans en daarmee voldoende mogelijkheden om de wellness-strategie verder uit te voeren. Ook de bestaande activiteiten hebben belangrijke stappen gezet naar een succesvolle toekomst in wellness. Op dit moment worden de Noord-Amerikaanse activiteiten van Wessanen gereorganiseerd, met als doel een verdere focus op kostenbeheersing en marketingeffectiviteit.

Als gevolg van genomen interne maatregelen, zoals besparingen door middel van regionalisatie van de activiteiten van Tree of Life North America, alsmede het wegblijven van eenmalige kosten, in combinatie met een verdere integratie van Tree of Life Europe, specifieke winstverbeteringsplannen voor Cereals en nieuwe verkopen aan Wild Oats, verwacht Wessanen voor 2003 een groei van de winst per aandeel vóór afschrijving goodwill van ten minste 15% tot EUR 0,82.

Zoals eerder aangegeven is het langetermijndoel van Wessanen voor de periode 2002-2006 een winstgroei per aandeel vóór afschrijving goodwill van gemiddeld ten minste 10% per jaar.

Interimdividend
Het interimdividend over de eerste helft van 2002 blijft ongewijzigd op EUR 0,15. Op basis van onze sterke balans en ons vertrouwen in de resultaten in 2003 en de volgende jaren streven wij ernaar het dividend over geheel 2002 eveneens ongewijzigd EUR 0,58 te laten.

Kwartaalrapportage
Teneinde de inzichtelijkheid in de resultaatontwikkeling en de voortgang van de strategie verder te verbeteren zal Wessanen reeds vanaf het derde kwartaal starten met de publicatie van kwartaalrapportages.

Corporate Governance
Op de informatieve aandeelhoudersvergadering van vandaag zal Wessanen haar aandeelhouders informeren dat zij voornemens is de beperking in royeerbaarheid van certificaten te laten vervallen. Certificaathouders kunnen hierdoor onbeperkt stemmen.
Dit voornemen gaat verder dan de verwachte wijzigingen in de wetgeving rond corporate governance omdat de onbeperkte royeerbaarheid te allen tijde geldt. In de komende periode zal dit voornemen na besproken te zijn in de informatieve Aandeelhoudersvergadering, worden uitgewerkt in een concreet voorstel ter behandeling in de volgende jaarlijkse Aandeelhoudersvergadering.

Resultaten per groep over de eerste helft van 2002

in miljoenen euro, tenzij anders vermeld

Natural & Specialty Foods

	Eerste halfjaar 2002	Eerste halfjaar 2001
Resultaten totale groep		
Netto-omzet	**1.112,3**	1.117,1
EBITA	**32,6**	33,4
ROS	**2,9%**	3,0%
Gemiddeld geïnvesteerd vermogen	**521,0**	507,4
ROI	**12,5%**	13,2%
Toename economic premium	**-5,4**	-14,3
Gemiddelde goodwill	**390,1**	320,1
ROIC	**7,2%**	8,1%

De gecombineerde omzet van de bedrijven in deze groep bedroeg in het eerste halfjaar van 2002 EUR 1.112,3 miljoen, nagenoeg gelijk aan de eerste helft van 2001. De EBITA daalde met 2,4% van EUR 33,4 miljoen in de eerste helft van 2001 tot EUR 32,6 miljoen in de eerste helft van 2002.

Resultaten Tree of Life Europe		
Netto-omzet	**198,8**	160,2
EBITA	**11,1**	8,5
ROS	**5,6%**	5,3%

Tree of Life Europe liet, ondanks moeilijke marktomstandigheden in met name Duitsland een tevredenstellend resultaat zien. De omzet groeide, mede als gevolg van acquisities, met 24,1%, tegenover een negatieve autonome groei van -1%. De marge (ROS) groeide van 5,3% naar 5,6%. De belangrijkste merken ontwikkelden zich positief, met een groeiende omzet en waardering onder consumenten. De integratie van de in 2000 en 2001 geacquireerde Europese natural & specialty foodsactiviteiten tot een gestroomlijnd Europees wellness-platform verloopt naar wens. Het in maart geacquireerde Britse distributiebedrijf Nature's Store heeft een positieve bijdrage geleverd aan het resultaat van Tree of Life Europe. De acquisitie van Kallo Foods in juli van dit jaar zal onze positie in het Verenigd Koninkrijk nog verder versterken.

Resultaten Tree of Life North America		
Netto-omzet	**913,5**	956,9
EBITA	**21,5**	24,9
ROS	**2,4%**	2,6%

De resultaten van Tree of Life North America waren teleurstellend. Ook al steeg de omzet in natuurvoeding met 4%, de autonome omzet daalde met 5%. Dit werd vooral veroorzaakt door druk op de omzet in specialiteiten in de supermarkten. Deze druk is het gevolg van de economische situatie in de Verenigde Staten die retailers dwingt in toenemende mate kosten te verlagen en hun distributie te rationaliseren. Bijgevolg werden wij recentelijk geïnformeerd dat wij bij een aantal klanten omzet in specialiteiten zullen verliezen, wat zal resulteren in een omzetverlies van EUR 50 miljoen in de tweede helft van 2002. Inmiddels is een additionele reorganisatie geïnitieerd teneinde het effect van het omzetverlies te beperken, wat zal resulteren in een extra inkrimping van 200 banen in de tweede helft van 2002 en 200 banen in de eerste helft van 2003.

Teneinde beter in te kunnen spelen op lastige marktomstandigheden richt Tree of Life North America zich in toenemende mate op de sterke groei in het verkoopkanaal van 'supernaturals'. In dit verband is met ingang van 1 september 2002 een overeenkomst gesloten met Wild Oats Market, Inc., voor de distributie van natuurlijke en biologische voeding en specialiteiten in de Verenigde Staten. Als primaire distributiepartner van Wild Oats, exploitant van ketens van speciaalzaken voor natuurlijke en biologische voeding, is Tree of Life North America, naast de verkoopkanalen van zelfstandige natuurvoedingswinkels en de reguliere supermarkten, nu ook sterk vertegenwoordigd in de Amerikaanse 'supernaturals'. Het distributiecontract zal naar verwachting een omzet genereren van meer dan EUR 150 miljoen op jaarbasis.

In 2002 is Tree of Life North America gestart met de optimalisatie van de efficiency van haar distributienetwerk door middel van samenvoeging van distributiecentra en het verminderen van haar personeelsbestand met 400 tot 500 medewerkers. Het regionalisatieproces ligt op schema en zal tegen het einde van 2002 EUR 3 miljoen opleveren en een totaal van EUR 9 miljoen in 2003. Hiervoor is reeds in 2001 een voorziening getroffen. Alle regionale managementteams zijn geïnstalleerd, het personeelsbestand is deels teruggebracht en twee distributiecentra zijn samengevoegd. De verdere implementatie van de regionalisatie zal, mede als gevolg van de economische situatie en het verwachte omzetverlies in specialiteiten, worden geïntensiveerd. Het proces zal resulteren in een structurele herpositionering van Tree of Life North America's rol in de supply chain en zal naar verwachting aan het einde van 2003 worden afgerond.

Cereals

	Eerste halfjaar 2002	Eerste halfjaar 2001
Netto-omzet	**121,8**	113,8
EBITA	**4,6**	6,5
ROS	**3,8%**	5,7%
Gemiddeld geïnvesteerd vermogen	**100,8**	98,1
ROI	**9,1%**	13,2%
Toename economic premium	**-1,9**	-2,1
Gemiddelde goodwill	**81,1**	81,1
ROIC	**5,1%**	7,3%

De omzetvolumes van ontbijtgranen waren, met name op het Europese continent, hoger dan verwacht. Echter, als gevolg van hogere productiekosten in het Verenigd Koninkrijk, hogere grondstofprijzen en verliezen bij Telford Foods, daalde de EBITA van Cereals in de eerste helft van 2002 tot EUR 4,6 miljoen (eerste helft van 2001: EUR 6,5 miljoen). Inmiddels zijn maatregelen getroffen om lagere productiekosten en een verhoogde efficiency te bereiken.

In juli van dit jaar werd het Britse Telford Foods met een licht boekverlies verkocht aan Brand Partnership Ltd., Leeds, Verenigd Koninkrijk. De productie van droge soepen past niet langer in Wessanens strategische focus op wellness.

Convenience Food

	Eerste halfjaar 2002	Eerste halfjaar 2001*
Netto-omzet	**81,8**	80,9
EBITA	**4,6**	3,9
ROS	**5,6%**	4,8%
Gemiddeld geïnvesteerd vermogen	**54,8**	52,9
ROI	**16,8%**	14,7%
Toename economic premium	**0,7**	-1,4
Gemiddelde goodwill	**90,1**	90,1
ROIC	**6,3%**	5,5%

**cijfers zijn exclusief het in december 2001 gedesinvesteerde Thaise kippenbedrijf GFI.*

In de eerste helft van 2002 was de autonome groei van CFG licht positief, ondanks een lastige Duitse markt. Gedaalde grondstofkosten hadden een positief effect op het resultaat. Zowel de ROS als de ROIC ontwikkelden zich positief.

Zuivel Europa

	Eerste halfjaar 2002	Eerste halfjaar 2001
Netto-omzet	**133,6**	146,3
EBITA	**1,4**	3,1
ROS	**1,0%**	2,1%
Gemiddeld geïnvesteerd vermogen	**62,5**	80,6
ROI	**4,5%**	7,7%
Toename economic premium	**-0,7**	-4,1
Gemiddelde goodwill	**7,3**	7,3
ROIC	**4,0%**	7,1%

In lijn met de verwachtingen laten de resultaten in de eerste helft van 2002 een structurele verbetering zien ten opzichte van de tweede helft van 2001. Deze positieve trend zal naar verwachting ook in de tweede helft van 2002 worden doorgezet.

Ten opzichte van het eerste halfjaar van 2001 daalde de omzet van Leerdammer Company echter sterk vanwege het beëindigen van de verkoop van merkloze producten en het afstoten van enkele kleine merken. De nieuwste introductie van Leerdammer Company, Leerdammer Caractère, overtreft de verwachtingen.

Melkprijzen zullen naar verwachting over 2002 dalen. Voorzichtigheidshalve is in de eerste helft van dit jaar slechts met een lichte daling rekening gehouden.

Overige financiële aspecten

De afschrijving op goodwill steeg over het eerste halfjaar van EUR 0,6 miljoen in 2001 tot EUR 4,1 miljoen in 2002. Met ingang van 2001 wordt goodwill op acquisities geactiveerd en afgeschreven over de verwachte levensduur. Voordien werd geacquireerde goodwill rechtstreeks ten laste van het eigen vermogen gebracht. De rentelasten namen in de eerste helft van 2002 af tot EUR 8,0 miljoen (eerste helft van 2001: EUR 23,5 miljoen), met name ten gevolge van de verkoop van de Amerikaanse zuivelbedrijven in september 2001. De rentedragende schuld bedroeg per 30 juni 2002 EUR 210,9 miljoen (31 december 2001: EUR 255,9 miljoen). De belastingdruk over het eerste halfjaar steeg tot 30% (eerste halfjaar 2001: 26%) ten gevolge van de gestegen afschrijving op goodwill, welke grotendeels niet aftrekbaar is. De kasstroom uit operationele activiteiten bedroeg in het eerste halfjaar 2002 EUR 83,4 miljoen (eerste halfjaar 2001: EUR 93,6 miljoen). Netto-investeringen in vaste activa daalden van EUR 48,4 miljoen in de eerste helft van 2001 naar EUR 16,2 miljoen in de eerste helft van 2002, wat lager is dan de afschrijvingskosten.

Belangrijke data

26 november 2002	Publicatie kwartaalcijfers Q3-2002
20 februari 2003	Publicatie jaarcijfers 2002
2 april 2003	Algemene Vergadering van Aandeelhouders
15 mei 2003	Publicatie kwartaalcijfers Q1-2003
28 augustus 2003	Publicatie halfjaarcijfers 2003
20 november 2003	Publicatie kwartaalcijfers Q3-2003

Profiel van de onderneming

Koninklijke Wessanen nv is een in Nederland gevestigd multinationaal voedingsmiddelenconcern, opererend op Europese, Amerikaanse en Canadese markten. Wij zijn marketeer, distributeur en producent van wellness-producten, die door de consument worden ervaren als natuurlijk en gezond, als gemakkelijk te bereiden of als lekkernij. Kennis van consumententrends en een duidelijk accent op innovatie vormen in al onze bedrijven de basis voor groei en continuïteit.

Alle informatie over toekomstige ontwikkelingen onder voorbehoud.

Strategy

in

action

Koninklijke Wessanen nv | Interim Statement 2002

Koninklijke Wessanen nv
Prof. E.M. Meijerslaan 2
P.O. Box 410, 1180 AK Amstelveen
The Netherlands
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet www.wessanen.com

Interim Statement 2002

in millions euro

	First half-year 2002	First half-year 2001
Consolidated income statement		
Net sales	**1,449.5**	2,115.7
Operating expenses	**(1,412.9)**	(2,052.0)
EBITA (Operating result before amortization of goodwill)	**36.6**	63.7
Amortization of goodwill	**(4.1)**	(0.6)
EBIT (Operating result)	**32.5**	63.1
Financial income and expenses, net	**(8.0)**	(23.5)
Income from ordinary activities before taxes	**24.5**	39.6
Income taxes	**(7.4)**	(10.4)
Income from participations and minority interests	**0.4**	11.9
Net income from ordinary activities	**17.5**	41.1
Net income from ordinary activities before amortization of goodwill	**21.6**	41.7

	June 30, 2002	December 31, 2001
Consolidated balance sheet		
Fixed assets	**511.6**	523.8
Current assets	**754.9**	862.3
	1,266.5	1,386.1
Group equity	**564.0**	589.4
Provisions	**50.2**	55.2
Long-term liabilities	**167.0**	180.7
Current liabilities	**485.3**	560.8
	1,266.5	1,386.1

	First half-year 2002	First half-year 2001
Financial highlights		
ROS*	**2.5%**	3.0%
Average capital employed	**739.1**	991.7
ROI**	**9.9%**	12.7%
Increase economic premium	**(0.9)**	(23.3)
Average goodwill	**568.7**	649.8
ROIC***	**5.6%**	7.7%
Group equity as a percentage of total assets	**44.5%**	42.5%
EBITDA/interest ratio	**7.2**	4.0
Financial information per share (in eurocents)		
Net income from ordinary activities before amortization of goodwill	**30.6**	49.3
Net income	**24.8**	48.6
Interim dividend	**15.0**	15.0
Average number of shares outstanding	**70,491,751**	84,571,233
Number of shares as per June 30, 2002, resp. December 31, 2001	**72,588,501**	72,588,501

* *EBITA as percentage of sales* ** *EBITA as percentage of the average capital employed, excluding goodwill paid in the past*

*** [illegible] *percentage of the average capital employed, including goodwill paid in the* [illegible]

Consolidated statement of cash flows

	First half-year 2002	First half-year 2001
Operating activities		
Net income from ordinary activities after taxes	**17.5**	41.1
Depreciation property, plant and equipment	**20.9**	29.9
Amortization goodwill	**4.1**	0.6
	42.5	71.6
Changes in working capital and provisions	**41.8**	25.4
Income from investments in associates and minority interests	**(0.9)**	(3.4)
Cash flow from operating activities	**83.4**	93.6
Investments		
Property, plant and equipment	**(16.2)**	(48.4)
Financial fixed assets	**(5.6)**	(6.5)
Purchase price acquisitions	**(13.7)**	(53.1)
Cash flow from investment activities	**(35.5)**	(108.0)
Financing		
Long-term liabilities	**5.5**	-
Current liabilities	**(1.8)**	41.2
Purchase of own shares	**(2.7)**	(4.5)
Dividend paid	**(31.2)**	(37.3)
Cash flow from financing activities	**(30.2)**	(0.6)
Change in cash	**17.7**	(15.0)

Shareholders' equity

	June 30, 2002	December 31, 2001
Balance of beginning year	**586.1**	473.1
Net income	**17.5**	239.0
Interim dividend	**(9.6)**	(12.3)
Final dividend	**-**	(30.7)
Goodwill	**(1.6)**	51.0
Translation adjustments	**(27.8)**	2.0
Reduction shareholders' equity	**-**	(134.0)
Purchase of own shares for the benefit of personnel options	**(3.5)**	(5.8)
Increase due to exercised personnel options	**-**	3.8
Balance June 30, 2002, resp. December 31, 2001	**561.1**	586.1

Divestments and US market influence Wessanen results

Key figures
in millions euro, unless stated otherwise

	First half-year 2002	First half-year 2001	pro forma* First half-year 2001
Net sales	**1,449.5**	2,115.7	1,458.1
EBITA	**36.6**	63.7	43.2
Net profit from ordinary acitivities before goodwill amortization	**21.6**	41.7	
Earnings per share from ordinary activities before goodwill amortization (in euros)	**0.31**	0.49	
Cash flow from operating activities	**83.4**	93.6	
Interim dividend (in euros)	**0.15**	0.15	

**Current activities, excluding US dairy companies, Thai chicken producer GFI and the participation in Campari*

Wessanen recorded sales of EUR 1,449.5 million in the first half of 2002. As far as the current activities are concerned, net sales remained more or less equal as compared with the first half of 2001. The EBITA of the current activities decreased to EUR 36.6 million in the first half-year of 2002 (first half-year 2001: EUR 43.2 million).
The earnings per share amount to EUR 0.31 (2001: EUR 0.49). The balance sheet enhanced as a result of a strong cash flow.

Commentary Mac Zondervan, Chairman of the Executive Board
'As we announced in February, the results for the first half-year have been clearly influenced by the divestment of our US dairy companies, GFI, and our participation in Campari. When I look further at the results of the current activities, I am generally satisfied with regard to our European activities. The growth of our strong natural food brands, in particular, shows that we are operating with the right brands in the right market. In the US, however, the situation is different. Here we are under pressure. The continuing economic recession is prompting US retailers to look for cost reductions. This is causing loss of sales and pressure on profit margins. To deal with this, we shall intensify the current reorganization process; this will lower our cost base and enable us to focus even more on being a competitive and innovative supply chain partner.'

Outlook for 2002
In line with the outlook stated upon the publication of the annual results in February 2002, Wessanen maintains its expectation for further growth in the results of the European core operations in 2002. However, when the outlook for the US operations was announced, it was assumed that the economy would recover in the second half of 2002. There are no signs of this so far. Recent notification of the termination of specialty food sales agreements, which will become effective in the second half of 2002, combined with disappointing July results at Tree of Life North America, will put even more pressure on the results. Based on these factors Wessanen cannot maintain its original forecast of earnings per share of EUR 0.85. This means that, assuming the current dollar exchange rate of EUR 0.98 for the second half of 2002, Wessanen expects earnings per share before goodwill amortization of EUR 0.71, which is based upon a net profit before goodwill of EUR 50 million for current activities for the whole of 2002.

Long-term strategy and outlook for 2003
The Wessanen strategy focuses primarily on strengthening its market positions by investing in strong brands, expanding the distribution network in natural and specialty foods, and product innovation.

Since the implementation of the wellness strategy in October 2000 Wessanen has built a European natural and specialty foods platform based on strong brands and excellent market positions. Also, the company has successfully divested its American dairy companies, GFI, Telford Foods and its share in Campari, resulting in a strong balance sheet and thus enabling Wessanen to further execute its wellness strategy. Furthermore, the existing activities have made important steps towards a successful future in wellness. Currently, the US business is being reorganized, focussing on cost control and marketing effectiveness.

As a result of internal measures taken, such as regionalization savings at Tree of Life North America and the absence of one-off costs, combined with further integration at Tree of Life Europe, specific profit improvement plans for Cereals and new sales through Wild Oats, Wessanen expects for 2003 an increase of its earnings per share before goodwill amortization of at least 15% to EUR 0.82.

As stated before, the long-term target of Wessanen for the period 2002 - 2006 is an average annual growth of at least 10% in earnings per share before goodwill amortization.

Interim dividend
The interim dividend over the first half of 2002 remains unchanged at EUR 0.15. Based on our strong balance sheet and our confidence in the performance for the years 2003 and beyond, we foresee that the dividend for the whole of 2002 will also remain unchanged at EUR 0.58.

Quarterly reports
To further improve the transparancy of the development of the results and strategic actions Wessanen will already start publishing quarterly reports in the third quarter of 2002.

Corporate Governance
At today's informative Shareholders' Meeting Wessanen will brief its shareholders on its intention to terminate the limited convertibility of depositary receipts, thereby according the shareholders unlimited voting rights. This proposal goes further than the expected changes to the legislation on corporate governance, as the unlimited convertibility will apply permanently. After this intention has been discussed at today's meeting it will be brought forward in a concrete proposal which will then be addressed at the next Annual Shareholders' Meeting.

Operating results per group over the first half of 2002

in millions euro, unless stated otherwise

Natural & Specialty Foods

	First half-year 2002	First half-year 2001
Results total group		
Net sales	**1,112.3**	1,117.1
EBITA	**32.6**	33.4
ROS	**2.9%**	3.0%
Average capital employed	**521.0**	507.4
ROI	**12.5%**	13.2%
Increase in economic premium	**(5.4)**	(14.3)
Average goodwill	**390.1**	320.1
ROIC	**7.2%**	8.1%

In the first half-year of 2002 the combined sales of the companies in this group totaled EUR 1,112.3 million, which is more or less equal to the figure for the first half of 2001. The EBITA decreased by 2.4% from EUR 33.4 million in the first half of 2001 to EUR 32.6 million in the first half of 2002.

Results Tree of Life Europe		
Net sales	**198.8**	160.2
EBITA	**11.1**	8.5
ROS	**5.6%**	5.3%

Despite difficult market conditions, particularly in Germany, Tree of Life Europe recorded a satisfying result. Sales increased by 24.1% through acquisitions, against a negative autonomous growth of -1%. The ROS increased from 5.3% to 5.6%. The most important brands developed positively, with growing sales and consumer appreciation. The integration of the European natural and specialty foods operations which were acquired in 2000 and 2001, into a streamlined European wellness platform is proceeding according to plan. The UK distribution company, Nature's Store, which was acquired in March, has made a positive contribution to the operating results of Tree of Life Europe. The acquisition of Kallo Foods in July of this year will further strengthen our position in the UK market.

Results Tree of Life North America		
Net sales	**913.5**	956.9
EBITA	**21.5**	24.9
ROS	**2.4%**	2.6%

The results of Tree of Life North America were disappointing. Though the sales of natural foods increased by 4%, autonomous sales decreased by 5%. This was caused primarily by the pressure on the specialty food sales in the supermarket channel. This pressure is the result of the economic situation in the United States, which is increasingly forcing retailers to lower their costs and to rationalize their distribution. Accordingly, we were recently informed that we will lose specialty foods business at a number of customers, resulting in a sales loss of EUR 50 million in the second half of 2002. An additional reorganization has been initiated to mitigate the effect of the sales loss. This will involve an additional cut-back of some 200 positions in the second half of 2002 and another 200 jobs in the first half of 2003.

In order to respond better to the difficult market conditions Tree of Life North America will focus more on the strong growth in the sales channel of 'supernaturals'. A contract has therefore been signed with Wild Oats Market, Inc. (effective from September 1, 2002) for the distribution of natural and organic foods and specialties in the United States. As the primary distribution partner of Wild Oats, which runs chains of specialty stores for natural and organic foods, Tree of Life North America is now strongly represented in the American 'supernaturals' as well as in the sales channels of independent health food stores and the mainstream supermarkets. The distribution agreement is expected to generate annual sales of more than EUR 150 million.

In 2002, Tree of Life North America started optimizing the efficiency of its distribution network by merging distribution centers and reducing its workforce by 400 to 500 jobs. Provisions were already in place for this in 2001. The regionalization is on track to deliver savings of EUR 3 million by the end of 2002 and a total of EUR 9 million by 2003. All the regional management teams are installed, part of the staff cuts have been implemented and two distribution centers have been merged. The remaining implementation of the regionalization process will be intensified in response to the economic situation and the prospective loss of specialty food sales. These measures will structurally reposition the company's supply chain role and is expected to be completed at the end of 2003.

Cereals

	First half-year 2002	First half-year 2001
Net sales	**121.8**	113.8
EBITA	**4.6**	6.5
ROS	**3.8%**	5.7%
Average capital employed	**100.8**	98.1
ROI	**9.1%**	13.2%
Increase economic premium	**(1.9)**	(2.1)
Average goodwill	**81.1**	81.1
ROIC	**5.1%**	7.3%

The sales volumes for breakfast cereals were higher than anticipated, especially on the European continent. However, higher production costs in the UK, higher prices for raw materials and losses at Telford Foods caused the EBITA of Cereals to decrease to EUR 4.6 million in the first half of 2002 (first half-year 2001: EUR 6.5 million). In the meantime, steps are being taken to lower the production costs and improve efficiency.

In July of this year, UK-based Telford Foods was sold with a limited book loss to Brand Partnership Ltd., Leeds, UK. The production of dry soups no longer fits in with Wessanen's strategic focus on wellness.

Convenience Food

	First half-year 2002	First half-year 2001*
Net sales	**81.8**	80.9
EBITA	**4.6**	3.9
ROS	**5.6%**	4.8%
Average capital employed	**54.8**	52.9
ROI	**16.8%**	14.7%
Increase economic premium	**0.7**	(1.4)
Average goodwill	**90.1**	90.1
ROIC	**6.3%**	5.5%

**These figures do not include GFI, the Thai producer of chicken products, which was divested in December 2001.*

In the first half of 2002 CFG recorded a limited autonomous growth despite a difficult German market. The results were positively influenced by a reduction in the costs of raw materials. Both the ROS and ROIC developed positively.

Dairy Europe

	First half-year 2002	First half-year 2001
Net sales	**133.6**	146.3
EBITA	**1.4**	3.1
ROS	**1.0%**	2.1%
Average capital employed	**62.5**	80.6
ROI	**4.5%**	7.7%
Increase economic premium	**(0.7)**	(4.1)
Average goodwill	**7.3**	7.3
ROIC	**4.0%**	7.1%

In line with expectations, the results for the first half of 2002 show a structural improvement compared with the second half of 2001. This positive trend is expected to continue in the second half of 2002.

However, compared with the first half of 2001, the sales of Leerdammer Company showed a strong decrease because of the discontinuation of the sales of unbranded products and divestments of some minor brands. The latest introduction of Leerdammer Company, Leerdammer Caractère, is surpassing expectations.

Milk prices are expected to decrease over 2002. We have cautiously assumed only a limited decrease in the first half of this year.

Other financial aspects
Amortization of goodwill increased in the first half-year from EUR 0.6 million in 2001 to EUR 4.1 million in 2002. Since 2001, goodwill on acquisitions has been capitalized and amortized over the anticipated life expectancy. In the past, acquired goodwill was charged directly to equity. The interest charges decreased to EUR 8.0 million (first half-year 2001: EUR 23.5 million) largely as a result of the sale of the US dairy companies in September 2001. As at June 30, 2002, net interest-bearing debts amounted to EUR 210.9 million (December 31, 2001: EUR 255.9 million). The tax rate for the first half-year increased to 30% (2001: 26%) due to the increased amortization of goodwill, most of which is non-deductible. The cash flow from operating activities amounted to EUR 83.4 million in the first half-year of 2002 (first half-year 2001: EUR 93.6 million). Net investments in fixed assets decreased from EUR 48.4 million in the first half of 2001 to EUR 16.2 million in the first half of 2002, which is lower than the depreciation charges.

Important dates

November 26, 2002	Publication of the quarterly financial results Q3-2002
February 20, 2003	Publication of the annual financial results 2002
April 2, 2003	Annual Shareholders' Meeting
May 15, 2003	Publication of the quarterly financial results Q1-2003
August 28, 2003	Publication of the interim financial results 2003
November 20, 2003	Publication of the quarterly financial results Q3-2003

About Koninklijke Wessanen nv
Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates in the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.